UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
(Amendment No. _____)

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ZiLOG, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Darin G. Billerbeck

President and Chief Executive Officer

ZiLOG, Inc.

6800 Santa Teresa Boulevard
San Jose, California 95119
www.ZiLOG.com



To our Stockholders:

I am pleased to invite you to attend the 2009 Annual Meeting of Stockholders of ZiLOG, Inc. to be held on Tuesday, September 22, 2009 at 9:00 a.m. Pacific Daylight Time at 6800 Santa Teresa Boulevard, San Jose, California 95119.

Details regarding admission to the meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement.

Your vote is important. Whether or not you plan to attend the Annual Meeting, I hope you will vote as soon as possible. You may vote by mailing a proxy card according to the instructions enclosed. Voting by written proxy will ensure your representation and the presence of a quorum at the Annual Meeting if you do not attend in person. Please review the instructions on the proxy card regarding each of the voting options.

Thank you for your ongoing support of and continued interest in ZiLOG.

Sincerely,

/s/ Darin G. Billerbeck
Darin G. Billerbeck
President and Chief Executive Officer

San Jose, CA
July 29, 2009

ZiLOG, Inc.

6800 Santa Teresa Boulevard
San Jose, California 95119

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON SEPTEMBER 22, 2009

TIME:	9:00 a.m. PDT
PLACE:	6800 Santa Teresa Boulevard, San Jose, California 95119
ITEMS OF BUSINESS:	Å To elect two (2) Group I directors for a 3-year term. Å To ratify the selection of Armanino McKenna LLP as our independent auditors for our fiscal year ending March 31, 2010. Å To transact such other business as may properly come before the meeting or any adjournment or postponement thereof. The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.
RECORD DATE:	Stockholders of record of ZiLOG at the close of business on July 24, 2009 are entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.
VOTING BY PROXY:	Please submit a proxy as soon as possible so that your shares can be voted at the meeting in accordance with your instructions. You may submit your proxy by mail. For specific instructions, please refer to the QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING beginning on page 1 of this Proxy Statement and the instructions on the proxy card.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on September 22, 2009. The proxy statement and ZiLOG's Annual Report on Form 10-K for fiscal year 2009 are available electronically at http://investor.zilog.com/.

By Order of the Board of Directors

By: /s/ Perry J. Grace
Perry J. Grace
Secretary

San Jose, California
July 29, 2009

2009 ANNUAL MEETING OF STOCKHOLDERS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS

Page

ZiLOG, Inc.

6800 Santa Teresa Boulevard
San Jose, California 95119

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of ZiLOG, Inc., a Delaware corporation (ñZiLOGò, the ñCompany,ò ñweò or ñusò) for the Annual Meeting of Stockholders, or at any adjournment or postponement thereof. The Annual Meeting of Stockholders will be held on Tuesday, September 22, 2009, beginning at 9:00 a.m. PDT, at our principal executive offices located at 6800 Santa Teresa Boulevard, San Jose, California 95119. For directions please visit http://www.zilog.com/contactus/corporateoffices.asp. This Proxy Statement and accompanying proxy card are first being mailed on or about August 3, 2009 to stockholders entitled to vote at the Annual Meeting.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

What is the purpose of the Annual Meeting?

At our Annual Meeting, stockholders will act upon two proposals:

Å the election of two (2) Group I directors for a 3-year term; and

Å the ratification of the appointment of Armanino McKenna LLP as our independent auditors for our fiscal year ending March 31, 2010.

In addition, we will consider other business that properly comes before the Annual Meeting, and our management will report on our performance during fiscal year ended March 31, 2009 (ñFiscal 2009ò), and respond to questions from stockholders.

What shares can I vote?

All shares of our common stock owned by you as of the close of business on the record date, July 24, 2009, may be voted by you. These shares include (1) shares held directly in your name as the stockholder of record and (2) shares held for you as the beneficial owner through a stockbroker, bank or other nominee. Each share of common stock owned by you entitles you to cast one vote on each matter to be voted upon.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with our transfer agent, Computershare Investor Services, you are considered, with respect to those shares, the stockholder of record, and the proxy notification is being sent directly to you by us. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have sent a proxy card for you to use.

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee (in ñstreet nameò), you are considered the beneficial owner of those shares, and these proxy materials are being forwarded to you by your broker, bank or nominee which is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the meeting. However, because you are not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the broker, bank or nominee giving you the right to vote the shares. Your broker, bank or nominee has enclosed or provided a voting instruction card for you to use in directing the broker or nominee how to vote your shares. If you do not provide your broker, bank or nominee with voting instructions, your shares may constitute broker non-votes. The effect of broker non-votes is more specifically described in ñWhat vote is required to approve each item?ò below.

How can I vote my shares in person at the meeting?

Shares held directly in your name as the stockholder of record may be voted in person at the Annual Meeting. If you choose to do so, please review the instructions for admission to the Annual Meeting in ñHow can I attend the Annual Meeting?ò below.

EVEN IF YOU CURRENTLY PLAN TO ATTEND THE ANNUAL MEETING, WE RECOMMEND THAT YOU ALSO SUBMIT YOUR PROXY CARD AS DESCRIBED BELOW SO THAT YOUR VOTE WILL BE COUNTED IF YOU LATER DECIDE NOT TO ATTEND THE MEETING. SHARES HELD BENEFICIALLY IN STREET NAME MAY BE VOTED IN PERSON BY YOU ONLY IF YOU OBTAIN A SIGNED PROXY CARD FROM THE RECORD HOLDER GIVING YOU THE RIGHT TO VOTE THE SHARES.

How can I vote my shares without attending the meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the meeting by completing and submitting your proxy card in the accompanying enclosed, pre-addressed envelope or by following the instructions on the voting instruction card included by your broker, bank or nominee. If you provide specific voting instructions, your shares will be voted as you instruct. Any proxy which is returned using the form of proxy enclosed and which is not marked as to a particular item will be voted, with respect to the item not marked, FOR the election of the Director, FOR ratification of the appointment of the designated independent auditors and as the proxy holders deem advisable on other matters that may come before the Annual Meeting.

How can I revoke my proxy or change my vote after I submit my proxy?

Yes. Even after you have submitted your proxy, you may revoke the proxy or change your vote at any time prior to the close of voting at the Annual Meeting, by: (1) delivering a written notice of revocation to ZiLOG (Attention: Corporate Secretary) at 6800 Santa Teresa Boulevard, San Jose, California 95119; (2) submitting a duly executed proxy bearing a later date to ZiLOG (Attention: Corporate Secretary); or (3) attending the Annual Meeting and voting in person.

If your shares are held in a stock brokerage account or by a bank or other nominee, you may revoke your proxy by following the instructions provided by your broker, bank or nominee.

What constitutes a quorum?

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding and entitled to vote on the record date will constitute a quorum, permitting the Annual Meeting to conduct its business. At the close of business on the record date, 17,301,973 shares of our common stock were issued and outstanding. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the Annual Meeting for purposes of a quorum.

How does the Board of Directors recommend I vote on the proposals?

Unless you give other instructions via your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of our Board of Directors. The recommendation of the Board of Directors is set forth together with the description of each item in this Proxy Statement. In summary, the Board of Directors recommends a vote:

- õ**FOR**ö the election of our Group I nominees to the Board of Directors; and

- õ**FOR**ö the ratification of the appointment of Armanino McKenna LLP as our independent auditors for our fiscal year ending March 31, 2010.

With respect to any other matter that properly comes before the Annual Meeting, the proxy holders will vote in accordance with their judgment on such matter.

What vote is required to approve each item?

The directors will be elected by a plurality of the votes present in person or represented by proxy and entitled to vote, and the director nominees who receive the greatest number of votes at the Annual Meeting, up to the number of directors to be elected, will be elected. Broker non-votes, if any, will not affect the outcome of the vote on the election of the directors. The remaining proposal will require the affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy at the Annual Meeting. In determining whether this proposal received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against the proposals; broker non-votes will be disregarded and will have no effect on the outcome of the vote.

What does it mean if I receive more than one proxy or voting instruction card?

It means your shares are registered differently or are in more than one account. Please provide voting instructions for each proxy and voting instruction cards you receive to ensure all of your shares are voted.

How can I attend the Annual Meeting of Stockholders?

You are invited to attend the Annual Meeting if you are a stockholder of record or a beneficial owner as of the close of business on July 24, 2009. If you are a stockholder of record, you must bring proof of identification. If you hold your shares through a stockbroker, bank or other nominee, you will need to provide proof of ownership by bringing either a copy of the voting instruction card provided by your broker, bank or nominee or a copy of a brokerage statement showing your share ownership as of July 24, 2009.

Where can I find the voting results of the meeting?

We will announce preliminary voting results at the meeting and publish final results in our quarterly report on Form 10-Q for the quarter ending September 26, 2009.

Who will count the votes?

A representative of Skadden, Arps, Slate, Meagher & Flom LLP, our legal counsel, will tabulate the votes and act as the inspector of election.

Who will bear the cost of this solicitation?

We are making this solicitation and will pay the entire cost of preparing, assembling, printing, and mailing of these proxy materials. In addition to the delivery of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. We also have hired the Altman Group to assist us in the distribution of proxy materials and the solicitation of votes. We will pay the Altman Group a fee of $3,000 plus expenses for these services. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to stockholders.

May I propose actions for consideration at next year's annual meeting of stockholders or nominate individuals to serve as directors?

Yes. The following requirements apply to stockholder proposals, including director nominations, for the 2010 Annual Meeting of Stockholders.

Requirements for Stockholder Proposals to be Considered for Inclusion in Proxy Materials:

Stockholders interested in submitting a proposal for inclusion in the proxy materials distributed by us for the 2010 Annual Meeting of Stockholders may do so by following the procedures prescribed in Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the ñExchange Actò). To be eligible for inclusion, stockholder proposals must be received no later than April 5, 2010 and must comply with the companyôs bylaws and regulations of the SEC under Rule 14a-8 of the Exchange Act regarding the inclusion of stockholder proposals in company-sponsored proxy materials. If we change the date of the 2010 Annual Meeting of Stockholders by more than 30 days from the anniversary of this yearôs meeting, stockholder proposals must be received a reasonable time before we begin to print and mail our proxy materials for the 2010 Annual Meeting of Stockholders. Proposals should be sent to our Corporate Secretary at 6800 Santa Teresa Boulevard, San Jose, California 95119.

Requirements for Stockholder Proposals Not Intended for Inclusion in Proxy Materials and for Nomination of Director Candidates:

Stockholders who wish to nominate persons for election to the Board of Directors at the 2010 Annual Meeting of Stockholders or who wish to present a proposal at the 2010 Annual Meeting of Stockholders, but who do not intend for such proposal to be included in the proxy materials distributed by us for such meeting, must deliver written notice of the nomination or proposal to the Corporate Secretary at the above address no earlier than June 24, 2010 and no later than July 24, 2010 (provided, however, that if the 2010 Annual Meeting of Stockholders is held earlier than August 23, 2010 or later than October 22, 2010, nominations and proposals must be received no later than the close of business on the 10th day following the day on which the notice or public announcement of the date of the 2010 Annual Meeting of Stockholders is first mailed or made, whichever occurs first). The stockholderôs written notice must include certain information concerning the stockholder and each nominee and proposal, as specified in our bylaws. In addition, stockholders may propose director candidates for consideration by the Nominating/Governance Committee by following the procedures set forth under ñNominating Committeeò beginning on page 10 of this proxy statement.

CORPORATE GOVERNANCE AND BOARD OF DIRECTORS MATTERS

Who are the current members of the Board of Directors and are they independent?

The members of the Board of Directors on the date of this proxy statement, and the committees of the Board on which they serve, are identified below:

Director	Audit Committee	Nominating Committee	Compensation Committee
Robin A. Abrams (1)		*	*
Darin G. Billerbeck			
David G. Elkins (2)	*		
Federico Faggin (3)	*	*	
Richard L. Sanquini	*	*	*
Eric Singer			*

* Committee member
(1)Serves as Chairperson of the Compensation Committee
(2)Serves as Chairperson of the Audit Committee
(3)Serves as Chairperson of the Nominating Committee and Chairman of the Board

Our Board of Directors has determined that each of Robin A. Abrams, David G. Elkins, Federico Faggin, Richard L. Sanquini and Eric Singer meet the independence requirements under SEC rules and regulations and NASDAQ listing requirements.

How often did the Board of Directors meet during Fiscal 2009?

During Fiscal 2009, the Board of Directors held thirty-six (36) meetings. Each Board member, with the exception of Mr. Faggin, attended 75% or more of the aggregate of the meetings of the Board of Directors and of the committees on which he or she served that were held during the period for which he or she was a director or committee member, respectively. Mr. Faggin was traveling internationally during a period in Fiscal 2009 in which a number of special meetings of the Board of Directors and the Audit Committee took place and, as a result, attended less than 75% of the total meetings of each of the Board of Directors and the Audit Committee. Mr. Faggin attended all of the regularly scheduled meetings and approximately 70% of the total meetings of the Board of Directors and 70% of the total meetings of the Audit Committee in Fiscal 2009.

In addition, it is Company policy that each of our directors attends the Annual Meeting if possible. Three (3) directors attended the 2008 Annual Meeting of Stockholders in person and the other three (3) directors were available during the meeting by conference call.

How do stockholders communicate with the Board of Directors?

The Board of Directors has established a process to receive communications from stockholders and other interested parties. Stockholders and other interested parties may contact any member (or all members) of the Board (including without limitation, the non-management directors as a group), any Board committee or any chair of any such committee by mail. To communicate with the Board of Directors, any individual directors or any group or committee of directors, correspondence should be addressed to the Board of Directors or any such individual directors or group or committee of directors by either name or title. All such correspondence should be sent ñAttention: Corporate Secretaryò at ZiLOG, Inc., 6800 Santa Teresa Boulevard, San Jose, California 95119.

All communications received as set forth in the preceding paragraph will be opened by the office of our Corporate Secretary for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the Board or any group or committee of directors, the Corporate Secretary will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope or e-mail is addressed.

Does the Company have a Code of Ethics?

Yes. We have adopted a code of business conduct for all of our employees and directors, including our Chief Executive Officer, Chief Financial Officer, other executive officers and senior financial personnel. We require each employee to electronically acknowledge this policy on our internal website. A copy of our Business Ethics Policy along with our Senior Financial Officers Code of Ethics is available on our website at www.ZiLOG.com. We intend to post on our website any amendment to or waiver from our Senior Financial Officers Code of Ethics, if any, within four business days or otherwise disclose such event as required by law or stock exchange regulation.

What are the standing committees of the Board of Directors?

The Board of Directors has an Audit Committee, a Compensation Committee and a Nominating Committee.

Audit Committee

Our Board of Directors has a separately-designated standing Audit Committee in accordance with Section 3(a)(58)(A) of Exchange Act. The Audit Committee reviews our internal accounting procedures and considers and reports to the Board of Directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. From time to time, the Audit Committee meets independently with our independent external auditors. The Audit Committee is governed by a charter, a current copy of which is available on our website at www.ZiLOG.com. The Audit Committee held ten (10) meetings during Fiscal 2009.

For Fiscal 2009, the Audit Committee was composed of Messrs. Elkins, Sanquini and Faggin each of whom is an independent director as defined under SEC rules and regulations and the NASDAQ listing requirements.

Our Board of Directors has determined that Mr. Sanquini is qualified as an audit committee financial expert within the meaning of the rules and regulations of the SEC, based upon his experience and understanding with respect to certain accounting and auditing matters.

Compensation Committee

The Compensation Committee reviews and recommends to the Board of Directors certain salaries, benefits and stock option grants for employees, consultants, directors and other individuals compensated by us. The Compensation Committee also administers our stock option and other employee benefit plans. The Compensation Committee is governed by a charter, a recently amended, current copy of which is available on our website at www.ZiLOG.com. The Compensation Committee held sixteen (16) meetings during Fiscal 2009.

The Compensation Committee is composed of Ms. Abrams, and Messrs. Singer and Sanquini each of whom is an independent director under SEC rules and regulations and the NASDAQ listing requirements. On August 8, 2008, Mr. Singer was appointed to the Compensation Committee and Mr. Elkins resigned from the Compensation Committee.

Nominating Committee

The functions of the Nominating Committee include the following: identifying and recommending to the Board individuals qualified to serve as directors of the Company; and recommending to the Board directors to serve on committees of the Board. The Nominating Committee is governed by a charter, a current copy of which is available on our website at www.ZiLOG.com. The Nominating Committee held two (2) meetings during Fiscal 2009.

For Fiscal 2009, the Nominating Committee was composed of Ms. Abrams and Messrs. Faggin and Sanquini, each of whom is an independent director under SEC rules and regulations and the NASDAQ listing requirements.

The Nominating Committee will consider director candidates recommended by stockholders. In considering candidates submitted by stockholders, the Nominating Committee will take into consideration the needs of the Board and the qualifications of the candidate. To have a candidate considered by the Nominating Committee, a stockholder must submit the recommendation in writing to the Corporate Secretary at ZiLOG, Inc., 6800 Santa Teresa Boulevard, San Jose, California 95119, and must include the following information: the name of the stockholder and evidence of the person's ownership of our stock, including the number of shares owned and the length of time of ownership; the name of the candidate; the candidate's resume or a listing of his or her qualifications to be a director of the Company; and the person's consent to serve or be named as a director if selected by the Nominating Committee and appointed or nominated for election by the Board.

The Nominating Committee believes that the minimum qualifications for serving as a director of the Company are that a nominee demonstrate, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the Board's oversight of the business and affairs of the Company and have an impeccable record and reputation for honest and ethical conduct in both his or her professional and personal activities. In addition, the Nominating Committee examines a candidate's specific experiences and skills, time availability in light of other commitments, potential conflicts of interest and independence from management and the Company. The Nominating Committee also considers the size of the Board and whether an expansion of the Board would be appropriate, and the contributions of existing directors to the extent they are being re-nominated.

In situations where a vacancy exists or a determination to expand the size of the Board has been made, the Nominating Committee identifies potential nominees by asking current directors and executive officers to notify the Committee if they become aware of persons, meeting the criteria described above, who have had a change in circumstances that might make them available to serve on the Board — for example, retirement as a CEO or CFO of a public company or exiting government or military service. The Nominating Committee also, from time to time, may engage firms that specialize in identifying director candidates. As described above, the Committee will also consider candidates recommended by stockholders.

Once a person has been identified by the Nominating Committee as a potential candidate, the Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Nominating Committee determines that the candidate warrants further consideration, the Chairman or another member of the Committee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Nominating Committee requests information from the candidate, reviews the person's accomplishments and qualifications, including in light of any other candidates that the Committee might be considering, and conducts one or more interviews with the candidate. In certain instances, Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate's accomplishments. The Committee's evaluation process does not vary based on whether or not a candidate is recommended by a stockholder, although, as stated above, the Board may take into consideration the number of shares held by the recommending stockholder and the length of time that such shares have been held.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Certificate of Incorporation currently authorizes no fewer than five and no more than nine directors. Our Board of Directors is currently comprised of six directors. Our Certificate of Incorporation divides the Board of Directors into three classesð Group I, Group II and Group IIIð with members of each class serving staggered three-year terms. There are two current directors up for reelection as Group I directors. If elected, our Board of Directors will consist of two Group I directors, two Group II directors and two Group III directors. If the nominees, for any reason are unable to serve, or for good cause will not serve, as a director, the proxies may be voted for such substitute nominees as the proxy holders may determine. We are not aware that the nominees will be unable to serve, or for good cause will not serve, as a director.

The names of the Group I nominees up for reelection at the Annual Meeting and name of each incumbent director, and certain information about each of them as of July 24, 2009, are set forth below:

Name	Age	Principal Occupation/Position Held With Us
Nominees for Group I directors:		
Richard L. Sanquini	74	Director
Robin A. Abrams	58	Director
Incumbent Group II directors:		
Federico Faggin	67	Chairman of the Board of Directors
Darin G. Billerbeck	49	President, Chief Executive Officer and Director
Incumbent Group III directors:		
David G. Elkins	67	Director
Eric Singer	35	Director

Nominees for Group I Directors

Richard L. Sanquini was elected as a director in August 2002. Mr. Sanquini presently is a consultant in the semiconductor industry. Mr. Sanquini had a twenty year career at National Semiconductor, where he managed key business units, including microprocessors and microcontrollers, served as chief technology officer, managed business development and intellectual property protection, and was Chairman of two joint ventures in China. Prior to National Semiconductor, he was the President and CEO of Information Storage Devices and General Manager and Director of the memory and microprocessor businesses at RCA. Mr. Sanquini is currently the lead director at Synaptics, member of the board at LitePoint and G2 Microsystems and Chairman of the Board of SiPort. Mr. Sanquini holds a bachelorôs degree in electrical engineering from the Milwaukee School of Engineering, Wisconsin. Mr. Sanquini is a Group I director, subject to re-election at the Annual Meeting.

Robin A. Abrams has been a director of the Company since March 10, 2004. Ms. Abrams acted as interim Chief Executive Officer of ZiLOG Inc. from August 30, 2006 through January 29, 2007. On February 15, 2007, she was re-appointed to the Compensation Committee and Nominating Committees of the Board of Directors and appointed Chair of the Compensation Committee. From July 2004 until July 2006, Ms. Abrams served as a director and Chief Executive Officer of Firefly Mobile, Inc, a company with a range of products that address the mobile youth market. Prior to joining Firefly Mobile from September 2003 to July 2004, Ms. Abrams was President of Connection to eBay, (an Accenture company), a company that provides strategy, management and customer service, where she also served as a consultant, acting as CEO, from May 2003 to September 2003. Ms. Abrams acted as President and Chief Executive Officer of BlueKite, a provider of bandwidth and optimization software for wireless operators, from May 2001 through January 2003. From July 1999 to March 2003, Ms. Abrams served as Chief Operating Officer of Ventro Corporation, a service provider of business-to-business marketplaces. Ms. Abrams served as the President of Palm Computing Inc. and a Senior Vice President of 3Com Corporation from February 1999 to June 1999. Ms. Abrams served as the President of VeriFone Inc., a secure payment systems company and a subsidiary of Hewlett-Packard, from March 1998 to February 1999, and as the Vice President of the Americas of VeriFone from February 1997 to March 1998. From June 1996 to February 1997, Ms. Abrams was the Senior Vice President of Apple Computer, Inc. Ms. Abrams served on the Board of Directors of BEA Systems until May 2008 and currently serves on the Board of Directors of HCL Technologies and Openwave Systems. Ms. Abrams holds a B.A. in political science and history and a J.D. from the University of Nebraska. Ms. Abrams is a Group I director, subject to re-election at the Annual Meeting.

Incumbent Group II Directors

Federico Faggin was appointed as a director upon effectiveness of our plan of reorganization on May 13, 2002 and became our Non-executive Chairman of the Board of Directors on February 15, 2007. Mr. Faggin served as Chief Executive Officer of Foveon, Inc., a developer of digital photography technology, from August 2003 until November 2008. Mr. Faggin co-founded Synaptics, a developer of custom-designed user interface solutions, and served as the Chairman of the Board of Synaptics from January 1999 until November 2008. Mr. Faggin served as a director and the President and Chief Executive Officer of Synaptics from March 1987 to January 1999. Mr. Faggin also co-founded Cygnet Technologies, Inc. in 1982 and ZiLOG, Inc. in 1974. Mr. Faggin served as Department Manager in Research and Development at Intel Corporation from 1970 to 1974 and led the design and development of the world's first microprocessor and more than 25 other integrated circuits. In 1968, Mr. Faggin, while employed by Fairchild Semiconductor, led the development of the original MOS Silicon Gate Technology and designed the world's first commercial integrated circuit to use such technology. Mr. Faggin is the recipient of many honors and awards, including the 1988 International Marconi Fellowship Award, the 1994 IEEE W. Wallace McDowell Award, and the 1997 Kyoto Prize. In addition, in 1996, Mr. Faggin was inducted into the National Inventor's Hall of Fame for the co-invention of the microprocessor. Mr. Faggin holds a doctorate in physics, *summa cum laude*, from the University of Padua, Italy. Mr. Faggin also holds an honorary doctorate degree in computer science from the University of Milan, Italy. Mr. Faggin is a Group II director, subject to re-election in 2010.

Darin G. Billerbeck was appointed President and Chief Executive Officer effective January 29, 2007. On February 15, 2007, the Board of Directors of ZiLOG, Inc. elected Darin G. Billerbeck as a member of the Board of Directors to serve until the 2007 Annual Meeting. Previously Mr. Billerbeck served at Intel as Vice President of the flash memory group and as General Manager of Intel's flash products group from 1999 to December 2006. From 1998 to 1999, Mr. Billerbeck headed up design for Intel's flash products group, responsible for flash architecture, design tools automation, software integration, tools validation, lab and strategic planning. From 1988 to 1999, Mr. Billerbeck was director of Intel's manufacturing operations responsible for the technologies used in the sort, assembly, test and packaging of flash products. Prior to joining Intel, Mr. Billerbeck worked for Advanced Micro Devices from 1981 to 1988. Mr. Billerbeck received his bachelor's degree in mechanical engineering from the University of California, Davis in 1981. Mr. Billerbeck is a Group II Director, subject to re-election in 2010.

Incumbent Group III Directors

David G. Elkins has been a director of the Company since March 10, 2004 and currently chairs our Audit Committee. In 2003, Mr. Elkins retired as President and Co-CEO of Sterling Chemicals, Inc., a chemicals producing company with manufacturing facilities in the U.S. and Canada. Prior to joining Sterling Chemicals in 1998, Mr. Elkins was a senior partner in the law firm of Andrews Kurth LLP, where he specialized in corporate and business law, including mergers and acquisitions, securities law matters and corporate governance matters. Mr. Elkins currently serves as an independent director of Pliant Corporation and Holley Performance Products Inc. Since 1996 Mr. Elkins has served as business representative and advisor for a large group of private investors in connection with substantial real estate holdings in Nevada and California. Mr. Elkins holds a J.D. degree from Southern Methodist University and a B.B.A. degree from The University of Texas at Arlington. Mr. Elkins is currently a Group III director, subject to re-election in 2011.

Eric Singer was appointed as a director on August 8, 2008. Mr. Singer was a Senior Investment Analyst at Riley Investment Management LLC from July 2007 until April 2009. Riley Investment Management LLC is an investment adviser, which provides investment management services and is the general partner of Riley Investment Partners Master Fund, L.P. Mr. Singer began his career at WisdomTree Capital Management in New York from 1995 to 2000 and was affiliated with Singer Capital Management from 2001 to 2003. Most recently, from 2003 to June 2007, Mr. Singer managed private portfolios for Alpine Resources LLC and its related entities. Mr. Singer is a 1995 graduate of Brandeis University. Mr. Singer is a Group III director, subject to re-election in 2011.

Vote Required

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote, and the director nominees who receive the greatest number of votes at the Annual Meeting, up to the number of directors to be elected, will be elected. Abstentions and broker non-votes, if any, will not affect the outcome of the vote on the election of directors.

**THE BOARD OF DIRECTORS
RECOMMENDS A VOTE IN FAVOR OF THE NAMED NOMINEES.**

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee has selected Armanino McKenna LLP ("AMLLP") as our independent auditors for the fiscal year ending March 31, 2010 and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the Annual Meeting. AMLLP has audited our consolidated financial statements for the twelve months ended March 31, 2009. Representatives of AMLLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Vote Required

The affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy at the Annual Meeting is required for the ratification of the appointment of AMLLP as our independent auditors for the fiscal year ending March 31, 2010. In determining whether the proposal has received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against this proposal; broker non-votes will be disregarded and will have no effect on the outcome of the vote.

Stockholder ratification of the selection of AMLLP as our independent auditors is not required by our Bylaws or otherwise. However, the Audit Committee of the Board of Directors is submitting the selection of AMLLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee and the Board of Directors will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee and the Board of Directors in their discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of our stockholders and the Company.

THE BOARD OF DIRECTORS
RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

How many shares of common stock do our directors, executive officers, and largest stockholders own?

The following table sets forth certain information regarding the ownership of our common stock as of July 24, 2009 by: (a) each director named in ñProposal 1ð Election of Directorsò; (b) each of the executive officers named in the Summary Compensation Table (the ñNamed Executive Officersò); (c) all of our executive officers and directors as a group; and (d) all those known by us to be beneficial owners of more than five percent of our common stock.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o ZiLOG, Inc., 6800 Santa Teresa Boulevard, San Jose, California 95119. The column labeled ñShares Beneficially Ownedò in the table below includes the number of shares issuable upon the exercise of options that are exercisable within sixty (60) days of July 24, 2009. Asterisks represent beneficial ownership of less than 1% of our common stock.

	Shares Beneficially Owned	
Beneficial Owner	**Number of Shares(1)**	**Percentage Ownership**
Principal Stockholders		
Capital World Investors[(2)]	2,660,000	15.4%
UBS AG[(3)]	2,256,949	13.0%
Lloyd I. Miller, III[(4)]	1,751,420	10.1%
Litespeed Mgmt LLC[(5)]	1,656,318	9.6%
Bryant R. Riley[(6)]	1,408,907	8.1%
Harvey Partners LLC[(7)]	1,308,100	7.6%
Weiss Multi-Strategy Advisers LLC[(8)]	952,100	5.5%
Executive Officers and Directors		
Robin A. Abrams[(9)]	66,098	*
Darin G. Billerbeck[(10)]	371,071	2.1%
David G. Elkins[(11)]	52,671	*
Federico Faggin[(12)]	260,925	1.5%
Perry J. Grace[(13)]	270,323	1.6%
Richard L. Sanquini[(14)]	122,176	*
Norman G. Sheridan[(15)]	71,271	*
Eric Singer[(16)]	29,399	*

All executive officers and directors, as a group[17]	1,243,934	7.2%

(1) In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after July 24, 2009 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Percentage of beneficial ownership is based on 17,301,973 shares of our common stock outstanding as of July 24, 2009. Unless otherwise indicated in the footnotes below, the persons and entities named in this table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) Based solely on information furnished in a joint statement of Capital World Investors on a Schedule 13G/A dated December 31, 2008 and filed with the SEC on February 12, 2009, in which (i) Capital World Investors, a division of Capital Research and Management Company (ñCRMCò), reports the beneficial ownership of 2,660,000 shares of common stock, consisting of 0 shares as to which it has shared dispositive power, 2,660,000 shares as to which it has sole dispositive power, 2,205,000 shares as to which it has sole voting power and 0 shares as to which it has shared voting power, as a result of acting as an investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940. Capital World Investors is located at 333 South Hope Streetð 55th Floor, Los Angeles, CA 90071.

(3) Based solely on information furnished in a Schedule 13G/A dated December 31, 2008 and filed with the SEC on February 13, 2009 by UBS AG (for the benefit and on behalf of UBS Investment Bank, Wealth Management USA, and Global Wealth Management and Business Banking business groups of UBS AG) in which UBS AG reports beneficial ownership of 2,256,949 shares of common stock, consisting of 2,256,949 shares as to which it has sole dispositive and voting powers. The beneficial ownership reported herein includes those shares reported as beneficially owned in the Schedule 13G/A dated December 31, 2008 and filed with the SEC on February 17, 2009 by Bond Street Capital, L.L.C., Sam S. Kim, UBS Willow Management, L.L.C., UBS Fund Advisor, L.L.C. and UBS Willow Fund, L.L.C, in which these parties report beneficial ownership of 2,221,139 shares of Common Stock, consisting of 0 shares as to which they have sole dispositive and voting power and 2,221,139 shares as to which they have shared dispositive power. UBS Willow Management, L.L.C. is a joint venture between UBS Fund Advisor, L.L.C. and Bond Street Capital, L.L.C. UBS Fund Advisor, L.L.C. is the managing member of UBS Willow Management, L.L.C. Sam S. Kim is the managing member and controlling principal of Bond Street Capital, L.L.C. Bond Street Capital, L.L.C. manages the fundôs investment portfolio on behalf of UBS Willow Management, L.L.C. under oversight of UBS Fund Advisor, L.L.C. UBS Fund Advisor, L.L.C. is a wholly owned subsidiary of UBS Americas, Inc. which in turn is a wholly owned indirect subsidiary of UBS AG. The location of UBS is Bahnhofstrasse 45, P.O. Box CH 8021, Zurich Switzerland.

(4) Based solely on information furnished in a Schedule 13G dated June 5, 2009 and filed with the SEC on June 10, 2009 by Lloyd I. Miller, III in which Lloyd I. Miller, III reports beneficial ownership of 1,751,420 shares of common stock. The address for Lloyd I. Miller, III is 4550 Gordon Drive, Naples, FL 34102.

(5) Based solely on information furnished in a Schedule 13G/A dated December 31, 2008 and filed with the SEC on February 12, 2009 by Litespeed Management, LLC, Litespeed Master Fund, Ltd. and Jamie Zimmerman, in which these parties report beneficial ownership of 1,656,318 shares of common stock, consisting of 0 shares as to which they have sole dispositive and voting power and 1,656,318 shares as to which they have shared dispositive power. The address for Litespeed Management, LLC and for Jamie Zimmerman is 237 Park Ave., Suite 900, New York, NY 10017 and the address for Litespeed Master Fund, Ltd. is c/o BNY Alternative Investment Services Ltd., 18 Church St., Skandia House, Hamilton HM 11, Bermuda.

(6) Based solely on information furnished in a Schedule 13D/A dated July 2, 2008 and filed with the SEC on July 7, 2008 by Riley Investment Management, LLC in which Riley Investment Management LLC reports it has sole dispositive and voting power over 556,973 shares and 791,782 shares as to which it has shared dispositive power. Because Riley Investment Management, LLC has sole investment and voting power over 400,126 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 156,847 shares held in managed accounts by its investment advisory clients, Riley Investment Management, LLC may be deemed to have beneficial ownership of these shares. B. Riley & Co., LLC has sole voting and dispositive power over 84,300 shares of common stock and Bryant R. Riley has sole voting and dispositive power over 556,973 shares and shared voting and dispositive power over 876,082 shares. Mr. Riley is the Chairman and sole equity owner of B. Riley & Co., LLC. The address for Riley Investment Management, LLC, Riley Investment Partners Master Fund, L.P., and Bryant R. Riley is 11100 Santa Monica Blvd., Suite 800, Los Angeles, CA 90025, and the address for B. Riley and Co, LLC is 11100 Santa Monica Blvd., Suite 810, Los Angeles, CA 90025.

(7) Based solely on information furnished in a Schedule 13D/A dated December 22, 2008 and filed with the SEC on December 29, 2008 by Harvey Partners, LLC in which Harvey Partners LLC reports beneficial ownership of 1,308,100 shares of common stock, consisting of 1,308,100 shares as to which it has sole dispositive and voting powers. The location of Harvey Partners LLC is 350 Madison Avenue, 8th floor, New York, NY 10017.

(8) Based solely on information furnished in a Schedule 13G dated June 4, 2009 and filed with the SEC on June 12, 2009 by Weiss Multi-Strategy Advisers LLC in which Weiss Multi-Strategy Advisers LLC reports beneficial ownership of 952,100 shares of common stock. The address for Weiss Multi-Strategy Advisers LLC is One State Street, 20th Floor, Hartford, CT 06103.

(9) Ms. Abrams holdings include 50,505 options to purchase the Companyôs common stock of which 1,668 options become exercisable within 60 days of July 24, 2009. These vested options are at grant prices ranging from $2.16 to $12.44.

(10) Darin G. Billerbeck became President and Chief Executive Officer on January 29, 2007 and was appointed as a Director to the Board of Directors on February 15, 2007. Mr. Billerbeckôs holdings include 294,791 options to purchase the Companyôs common stock of which 20,138 options become exercisable within 60 days of July 24, 2009. These vested options are at grant prices ranging from $3.16 to $4.31.

(11) Mr. Elkins' holdings include 35,505 options to purchase the Companyôs common stock of which 1,668 options become exercisable within 60 days of July 24, 2009. These vested options are at grant prices ranging from $2.16 to $12.44.

(12) Mr. Fagginôs holdings include 54,999 options to purchase the Companyôs common stock of which 2,500 options become exercisable within 60 days of July 24, 2009. These vested options are at grant prices ranging from $2.30 to $9.30.

(13) Mr. Graceôs holdings include 139,973 vested options to purchase the Companyôs common stock of which 3,489 options become exercisable within 60 days of July 24, 2009. These vested options are at grant prices ranging from $3.16 to $12.44.

(14) Mr. Sanquiniôs holdings include 49,981 options to purchase the Companyôs common stock of which 5,418 options become exercisable within 60 days of July 24, 2009. These vested options are at grant prices ranging from $2.30 to $7.75.

(15) Dr. Sheridan is a former Officer whose holdings do not include any options to purchase the Companyôs common stock as all rights to exercise have lapsed and all outstanding options have been cancelled.

(16) Mr. Singerôs holdings include 29,399 options to purchase the Companyôs common stock of which 3,565 options become exercisable within 60 days of July 24, 2009. These vested options are at grant prices ranging from $2.30 to $3.46.

(17) Amount reflected includes 655,153 beneficially owned options.

Section 16 Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and representations that no other reports were required, during Fiscal 2009, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with, except that: form 4ôs related to grants made on Friday, June 27, 2008, which were to be filed by Tuesday, July 1, 2008 , were filed one day late on July 2, 2008. Specifically, one form 4 for Norm Sheridan relating to an acquisition of common stock, one form 4 for Robin Abrams relating to an acquisition of stock options, one form 4 for David Elkins relating to an acquisition of stock options, one form 4 for Federico Faggin related to the acquisition of common stock and stock options and one form 4 for Richard Sanquini related to the acquisition of common stock and stock options were filed on July 2, 2008.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

Our Board of Directors has appointed a Compensation Committee, consisting exclusively of independent directors. The Compensation Committee is authorized to determine and approve, or make recommendations to the Board of Directors with respect to, the compensation of our Chief Executive Officer and other executive officers and to grant or recommend the grant of stock-based compensation to our Chief Executive Officer and other executive officers.

Our Compensation Discussion and Analysis addresses the following topics:

- our compensation philosophy and policies regarding executive compensation;
- our compensation framework, or how and why we set compensation at current levels;
- the components of our executive compensation program; and
- our compensation decisions for Fiscal 2009.

In this Compensation Discussion and Analysis section, the terms ñwe,ò ñour,ò and ñusò refer to management, the Company and sometimes, as applicable, the Compensation Committee of the Companyôs Board of Directors.

Compensation Philosophy

We believe that our achievements and success are the result of coordinated efforts of all employees working toward common objectives aimed at the continued improvement of the Companyôs performance and stockholder value. This philosophy is reflected in how our executive compensation program is structured and implemented.

Specifically, our executive compensation program is designed with the following objectives:

- to provide competitive compensation opportunities that will attract and retain top executives;
- to motivate executives to strive to achieve outstanding operational and financial results for the Company;
- to reward executives for meeting and exceeding short-term and long-term goals; and
- to align executive and stockholder interests by creating wealth via equity.

We provide our executive officers with (i) a base salary; (ii) cash incentive opportunities, or bonuses; (iii) long-term incentives, such as equity awards; and (iv) other benefits generally available to all of our employees, such as health and insurance plans. In addition, our executives may participate in our deferred compensation plan.

To achieve these objectives, we consider the following principles when making our compensation decisions:

We Focus on Strategic Objectives and Reward the Results

Our compensation analysis begins with an examination of the Companyôs business plan and strategic objectives. Our Chief Executive Officer and Board of Directors meet annually to develop and review our business plans and strategic long range plans and objectives, and at least quarterly to review our results and progress against such plans and objectives. It is our intent that the total compensation program is designed

to attract and retain leaders who will meet objective measures of success, and reward such individuals for achieving the Company's targeted results. Formulas that measure such achievement are built into certain components of our compensation program such that our executive officers earn less when our corporate goals are not met, and may earn more when the goals are met and/or exceeded, as discussed below.

The key highlights for Fiscal 2009 results that were taken into consideration when we evaluated the compensation for our Chief Executive Officer and other executive officers were as follows:

- **Revenue from continuing operations** - decreased 19% year over year
- **Gross margin** - as a percentage of sales decreased from 44% in the fiscal year ended March 31, 2008 ("Fiscal 2008") to 40% in Fiscal 2009
- **Special charges** - amounted to $6.3 million in Fiscal 2009 as compared to $2.0 million in Fiscal 2008
- **Gain on sale from discontinued operations** – amounted to $21.6 million in Fiscal 2009
- **Research & Development and S,G&A** - combined spending declined 7% year over year
- **Earnings per share (EPS)** - improved from a 55 cent loss per share for Fiscal 2008 to a 19 cent earnings per share for Fiscal 2009

The Company completed the sale of its universal remote control and secured transaction processors to Maxim Integrated Products Incorporated (Maxim) and Universal Electronics Incorporated (UEI) on February 18, 2009, for a total consideration of approximately $31 million, of which $3.1 million is held in escrow.

During Fiscal 2009 the Company continued its ongoing goal to reduce costs and streamline activities, including the completion of out-sourcing its production test operations in the Philippines to third parties. Additionally, as a reflection of the downturn in the global economy and the sale of the discontinued operations, the Company significantly reduced its global workforce.

We Promote a Pay-for-Performance Culture

We believe that an individual's compensation should be directly linked to the performance of the Company. This belief has guided certain compensation-related decisions:

- A substantial portion of executive officer compensation is contingent upon, and varies with, achievement of measurable corporate goals;

- Total target compensation should reflect and increase with an individual's position and level of responsibility. Consistent with this philosophy are the following elements of our executive compensation program:

  - Total compensation is higher for executives with greater responsibility and ability to influence the Company's achievement of targeted results and strategic objectives; and

  - Equity-based compensation is higher for executives with greater levels of responsibility, making a significant portion of total compensation dependent on long-term stock appreciation.

We Believe Our Compensation Decisions Should Be Consistent with the Interests of Stockholders

The elements of our compensation program are designed to drive management toward short and long-term profitability achievements that will ensure a strong future for the Company. We believe that stock options and restricted stock grants create a sense of ownership and long-term incentives that align the interests of management with those of our stockholders.

We Believe Compensation Should be Competitive

It is essential that the Company's overall compensation program be competitive enough to attract and retain talented leaders and motivate those leaders to achieve superior results. Additionally, we believe that compensation at all levels should be competitive with peers on a national basis and a local basis. We also believe it is important to reward performance while remaining consistent with the Company's focus on controlling costs.

We Use Equity Compensation for Recruitment and Retention

We believe that stock ownership is a key element for attracting and retaining executives. We also believe that equity based compensation opportunities should be based on position, salary level and competitive practice, and should reflect each executive's individual contribution and potential.

Compensation Framework

Market Analysis

In determining compensation levels for our executive officers, we regularly review (i) compensation levels of other companies in our geographical area; (ii) compensation levels of companies that we consider similar to our Company regardless of their location; (iii) compensation levels that we deem appropriate to retain and motivate our executives; and (iv) competitive factors that would enable us to attract executives from other companies. From time to time, we retain the services of independent compensation consultants to review a wide variety of factors relevant to executive compensation, trends in executive compensation, and the identification of relevant peer companies. The members of our Compensation Committee also have significant experience with other public companies and their compensation structures, which they draw upon in determining compensation levels for our executive officers. The Compensation Committee makes all determinations regarding the engagement, fees, and services of our compensation consultants, and our compensation consultants report directly to our Compensation Committee. In Fiscal 2008 we engaged Compensia as our independent compensation consultant to review executive compensation levels. Compensia's analysis and comparison confirmed that these levels were generally aligned with the Company's compensation philosophy. In Fiscal 2009 we did not retain outside compensation consultants because we did not consider it necessary to incur the costs related to such an engagement given the current economic climate; however, we continued to use many of the guidelines provided to us by Compensia in Fiscal 2008 when setting our Fiscal 2009 compensation.

Changes in the global economy beginning in September 2008 had a significant negative impact on the Company's financial results in both the third and fourth quarters of Fiscal 2009. This global impact generally resulted in lower demand for the Company's products and a significant decline in sales for the second half of the fiscal year. As a result of the foregoing, there has been a trend in the marketplace to initiate salary reductions as a contribution to lowering costs and expenditures. The Company implemented a 10% salary reduction for all North America employees effective January 2009.

Targeted Overall Compensation

Together with the Company's performance objectives, we establish targeted total compensation levels for each of the senior executive officers. In making this determination, we are guided by our compensation philosophy. We also consider historical compensation levels, competitive pay practices at the companies in our peer group, industry conditions, retention needs, corporate performance versus the peer group of companies and the overall effectiveness of our compensation program in achieving desired performance levels.

As discussed above, the Compensation Committee has previously retained the services of independent compensation consultants to provide information regarding compensation programs for executive officers of peer group companies and to provide advice on other executive compensation matters. We believe the peer group information that was developed in Fiscal 2008 by Compensia, from historical data, was still an appropriate guideline for Fiscal 2009 as we reviewed the 2009 incentive plans.

We have been able to use the information and advice provided by Compensia in the past to help establish our targeted overall compensation and the compensation we expect to pay if performance goals are fully met. The consultant's analysis included compensation information for 15 peer group companies. The peer group included a broad range of companies in the high technology and semiconductor industries similar in size and scope to the Company and with whom the Company competes for executive talent. The peer group consisted of the following companies (the "2008 Peer Group"):

Actel	MPS Technologies	Rambus
CEVA	MoSys	Tessera Technologies
DSP Group	NetLogic Microsystems	Trident Microsystems
InterDigital Communication	Pixelworks	Virage Logic
Magma Design Automation	PLX Technology	Volterra Semiconductor

Publicly available information on the 2008 Peer Group does not typically include information regarding target cash compensation, so the consultant's review relied on compensation surveys prepared by WorldatWork, Salary Budget Increase Survey, and Radford Surveys to benchmark total cash compensation. Data was gathered for base salary levels, annual bonus targets and equity awards, including stock options, performance shares, restricted stock, and long term cash-based awards. Data on deferred compensation benefits, or other generally available benefits, such as 401(k) plans or health care coverage was not included in the consultant's analysis.

Once we determined our targeted overall compensation, the Compensation Committee approved each executive officer's total annual cash compensation, including base salary and annual bonuses. The Compensation Committee considered a number of factors, including the information in the consultant's analysis and other publicly available information. The Company's goal is to target base pay at or around the 50th percentile, as ranked among the 2008 Peer Group. Positioning base pay at the 50th percentile of the 2008 Peer Group aids the Company in controlling fixed costs. However, in determining base salary, the Compensation Committee also considers factors such as job performance, skill set, prior experience, the executive's time in his or her position and/or with the Company, internal consistency regarding pay levels for similar positions or skill levels within the Company, external pressures to attract and retain talent, and market conditions. The Company also positioned annual bonus compensation at or around the 50th percentile, as ranked among the 2008 Peer Group (should the Company achieve 100% of the target objectives), with a maximum payout at or around the 75th percentile, as ranked among the 2008 Peer Group (should the Company exceed 100% of target objectives).

The analysis provided by the independent compensation consultant, Compensia, is summarized as follows:

- Base salary was generally positioned at or above the market median.

- Equity was positioned at the market median.

- The target total direct compensation (targeted total cash plus equity) fell slightly above the market median.

- The executives had relatively modest unvested value in their then-current equity holdings.

Fiscal 2009 salary levels did not change from Fiscal 2008 levels other than the 10% salary reduction implemented in January 2009.

Components of Executive Compensation

The four elements that comprise the Company's executive compensation program are: (i) base salary; (ii) cash incentive opportunities, or bonuses; (iii) long-term incentives, such as equity awards; and (iv) deferred compensation and other generally available benefit programs. The Company has selected these elements because each is considered useful and/or necessary to meet one or more of the principal objectives of our compensation program. For instance, base salary and bonuses opportunities are set with the goal of attracting quality employees and adequately compensating and rewarding them for their performance, while our equity programs are geared toward motivating and rewarding long-term goal achievement and retaining

key talent. The Company believes that these elements of compensation, when combined, are effective in achieving the objectives of our compensation program and the Company overall.

The following chart shows the allocation of various compensation elements as a percentage of total compensation for our Named Executive Officers in Fiscal 2009.

Name and Principal Position	Base Salary	Stock Bonus Award(1)	Equity Incentive Award(2)	All Other Compensation(3)
Darin G. Billerbeck President, Chief Executive Officer and Director	46.32%	21.51%	15.71%	16.46%
Perry J. Grace Executive Vice President, Administration and Chief Financial Officer and Secretary	60.25%	20.99%	12.51%	6.25%
Norman G. Sheridan(4) Former Executive Vice President, Operations and Technology	73.49%	26.51%(5)	%	%

(1) This column represents the restricted awards made under the SIP (as defined under ñAnnual Incentive Planò below).

(2) This column represents the restricted stock awards made in May 2009, in lieu of the Fiscal 2009 annual long-term incentive awards that were postponed due to the Companyôs involvement in a strategic transaction during Fiscal 2009. These awards were made for services rendered to the Company during Fiscal 2009 and therefore we view them as part of Fiscal 2009 compensation. For purposes of this table, the value of these awards is based on the closing price of the Companyôs common stock on the grant date.

(3) For Messrs. Billerbeck and Grace, this amount represents the discretionary cash awards of $50,000 and $25,000, respectively, approved by the Compensation Committee in June 2009 to recognize the named executive officerôs recent contributions to the Company during Fiscal 2009, including: (i) the completion of the sale of two of the Companyôs business units that generated approximately $31 million in cash to the Company; (ii) a restructuring of the Company during a period of significant economic turmoil; and (iii) a realignment of the strategy of the Company to promote its future success. For Mr. Billerbeck, this amount also represents the $70,000 paid to him in Fiscal 2009 for the final portion of his approved relocation expense reimbursements.

(4) On February 18, 2009 the Company sold its universal remote control and secured transaction businesses to Maxim Integrated Products, Incorporated (Maxim) and Universal Electronics Incorporated (UEI). In conjunction with the sale Dr. Sheridan resigned his executive position with the Company and joined UEI as their Vice President of Engineering. As such, compensation amounts for Dr. Sheridan are from April 1, 2008 through February 18, 2009, his termination date.

(5) This represents the amount Dr. Sheridan earned under the SIP pursuant to the goals and achievements of the plan. However, in connection with Dr. Sheridanôs termination of employment, the Company cancelled his SIP award, and gave him a cash payment using the closing price of the Companyôs common stock on his termination date.

Base Salary

Base salary is a critical element of executive compensation because it provides executives with a guaranteed level of monthly income. In determining base salaries, we consider the executiveôs qualifications, experience, scope of responsibilities and potential, the goals and objectives established for

the executive, the executive's past performance, competitive salary practices at peer companies, internal pay equity and the tax deductibility of base salary. The salary ranges for our executive officers reflect levels that the Compensation Committee concluded are appropriate based upon the judgment and level of responsibility expected for each position. We strive to set competitive base salaries, which we believe to be at or around the 50th percentile for our industry.

We review base salaries annually, adjusting them as needed to realign with market levels after taking into account individual responsibilities, performance and experience. In Fiscal 2009 we decreased the salaries of all our North America employees, including the executive officers, by 10%, to reflect the negative impact of the global economy. In the fiscal year ending March 31, 2010 ("Fiscal 2010"), our executive officers will be eligible to earn back their respective Fiscal 2009 salary reductions under the Company's 2010 QIP (as defined and described in more detail below), based on the achievement of certain cash generation targets.

Annual Incentive Plan

On March 20, 2008, the Compensation Committee adopted the Fiscal 2009 Employee Stock Incentive Plan ("SIP"). The goals under the SIP were apportioned 40% based on the achievement of certain sales level goals (with targets weighted from 5%-25% of annual growth), and 60% based on the achievement of certain operational goals (with targets weighted evenly between wireless, security, microcontroller and technology and operations). The Company's performance is measured by pre-established targets ranging from 50% to 150% for each of the goals. Incentives are earned if the Company's performance meets the 50% pre-established target threshold but cannot exceed the 150% pre-established target. No incentives are earned under the SIP if the "50% pre-established target" is not achieved. Based on Compensia's prior analysis, the SIP awards established for Fiscal 2009 were targeted at 60% of the executive's base salary for each of Messrs. Sheridan and Grace (30% for each fiscal half), and 80% of the executive's salary for Mr. Billerbeck (40% for each fiscal half), in each case if the "100% pre-established target" was achieved, and ranged from 50% to 150% of the executive's salary depending on the level of achievement of these targets. Any cash payout under the SIP was then converted into shares of restricted stock, based on the value of the Company's common stock on September 26, 2008. For Fiscal 2009, the Compensation Committee chose to pay out the annual incentives in the form of restricted stock rather than cash, in order to both conserve cash and create a retention element to the award.

First-half Fiscal 2009 results achieved an award payout of 112% of the target compensation. This determination was made based on several factors, including: the Company's achievement of its revenue goals in the first and second quarters of Fiscal 2009; wireless revenue growth from $11.2 million to approximately $13 million; achievements at the 133% level for secure transactions goals, such as winning two additional designs at market leaders; microcontroller revenues increasing over $1 million; and technology and operations achievement of product development milestones and lowering manufacturing costs. The second-half Fiscal 2009 results did not achieve their goals and as such no award payouts were made. The SIP awards were reviewed and approved by the Compensation Committee.

The stock awarded under the SIP was restricted until May 13, 2009, when the financial results were completed for the fiscal year. The total amount of shares awarded to participants including the named executive officers was 234,600, using a fair value of $3.19 per share, the closing price of the Company's stock on September 26, 2008, which was the last day of trading for the second quarter of Fiscal 2009.

Below is a summary of the annual incentives earned by our named executive officers:

Name	Title	Fiscal 2009 Total Earned Value Converted to stock(1)	Fiscal 2009 Total shares awarded based on fair value(2)
Darin G. Billerbeck	President & Chief Executive Officer	$156,802	49,154
Perry J. Grace	Executive Vice President & Chief Financial Officer	$84,003	26,334

Norman G. Sheridan	Executive Vice President Technology & Operations	$93,075	29,177

(1) The values reported in this column were determined using the analysis and targets that are described in the paragraph above the table.

(2) The number of shares awarded were calculated by taking the total earned value of the award (as reported in the column immediately preceding this column) and dividing it by $3.19, the closing price of the Company's stock on September 26, 2008, which was the last day of trading for the second quarter of Fiscal 2009 (the last day of the plan period).

Discretionary Bonuses

The Compensation Committee or, in limited situations, Company management, considers whether to recommend employees for additional compensation in the form of discretionary cash bonuses or equity awards as circumstances may warrant. These circumstances include, but are not limited to, the need to retain key employees or to recognize outstanding performance.

On June 25, 2009, the Compensation Committee made certain discretionary cash awards to Messrs. Billerbeck and Grace, to recognize their recent contributions to the Company including: (i) the completion of the sale of two of the Company's business units that generated approximately $31 million in cash to the Company; (ii) a restructuring of the Company during a period of significant economic turmoil; and (iii) a realignment of the strategy of the Company to promote its future success. The cash awards were $50,000 to Mr. Billerbeck and $25,000 to Mr. Grace. Additionally, Messrs. Billerbeck and Grace received perquisite awards of $10,000 and $5,000, respectively, for Fiscal 2010. The combined amount of the awards will reduce the total amounts that may be payable under the change in control agreements with these executive officers and in connection with the Key Employee Protection Plan.

Long-Term Equity Awards

For Fiscal 2009, the Company did not grant its annual long-term equity incentive awards in November (as it did in Fiscal 2008) because the Company was negotiating a strategic transaction at that time. Furthermore, some employees who otherwise would have received such annual grants were considered likely to transition employment to another company in connection with such transaction. As a result of the foregoing, the Company made its long-term equity incentive awards for Fiscal 2009 in May 2009 in the form of restricted stock, based upon the Company's guidelines for annual grants generally and Compensia's prior analysis regarding executive compensation. The restricted stock awards do not appear on the "Executive Summary Compensation Table" or other tables that follow the "Executive Summary Compensation Table" found elsewhere in this Proxy Statement since the awards were granted after the end of Fiscal 2009. The restricted stock awards granted to our executive officers vest over a two year period, with 50% of each award vesting on May 1, 2010 and the remaining 50% of each award vesting on May 1, 2011, and were made in the following amounts: Mr. Billerbeck received 50,000 shares of restricted stock and Mr. Grace received 21,875 shares of restricted stock.

Fiscal 2010 Incentive Plans

On March 26, 2009, the Compensation Committee adopted the Fiscal 2010 ZiLOG Employee Incentive Plans which consisted of the Fiscal 2010 Employee Cash Incentive Plan ("2010 ECIP") and the Quarterly Cash Incentive Plan ("2010 QIP").

The objective of the 2010 ECIP is to provide cash incentives to eligible participants based on the Company's performance. The goals are 100% based on the achievement of certain operating income levels. The Company's performance is measured by pre-established targets ranging from 50% to 150% of operating income. Incentives are earned if the Company's performance meets the 50% pre-established target threshold but cannot exceed the 150% pre-established target. No incentives are earned under the

2010 ECIP if the ñ50% pre-established targetò is not achieved. With respect to Messrs. Billerbeck and Grace, the 2010 ECIP is in lieu of the SIP.

Further, in Fiscal 2010, the Compensation Committee adopted the 2010 QIP. This is a variable incentive bonus plan under which all North America employees, including the named executive officers, are eligible to earn back on a quarterly basis their respective January 2009 salary reduction amounts. In order to achieve the quarterly payment under the 2010 QIP, certain cash generation targets must be achieved after giving effect to the bonus amount. Messrs. Billerbeck and Grace are eligible for quarterly target payments of $8,750 and $6,250, respectively.

Chief Executive Officer's Role in Determining Compensation

Guided by the Companyôs compensation philosophy and objectives and the survey results provided by the Compensation Committeeôs consultants, our Chief Executive Officer made recommendations to the Compensation Committee with respect to the total compensation of the Companyôs executive officers other than himself, including base salary, variable incentive bonus and long-term equity award amounts. Our Chief Executive Officer worked closely with the Compensation Committee in order to make such recommendations. In setting compensation levels for a particular executive, the Compensation Committee takes into consideration the proposed compensation package as a whole and each element individually, and the executiveôs past and expected future contributions to our business.

Our Chief Executive Officer does not participate in the setting of his/her own total compensation. In the normal course, our Compensation Committee approves the salary of our Chief Executive Officer and reviews his/her performance and compensation package with the independent members of the Board of Directors in an executive session.

The Company's Policies With Respect to Equity Compensation Awards

Equity Grants, Timing and Pricing

Equity awards are approved by the Compensation Committee, generally during regularly scheduled meetings. Our Chief Executive Officer recommends to the Compensation Committee equity compensation amounts to be awarded to our executive officers and the Compensation Committee makes the final approval. The Compensation Committee, however, makes all equity awards to the Chief Executive Officer without his participation. There are certain events that may trigger the granting of our Company stock and/or options including but not limited to: (i) a new hire award; (ii) generally an annual grant to employees; (iii) a talent award for an employee; and (iv) the initial election or appointment and quarterly for members of our Board of Directors.

Stock option awards typically have a four-year vesting schedule starting on the first anniversary of the grant date. Options are subject to the terms and conditions of the applicable stock option plan and/or stock option agreement. All awards are priced at the closing market price on the day the award is approved by the Compensation Committee without regard to the current share price or to factors that may affect the future share price. The vesting schedules of our restricted stock awards vary based on the circumstances related to the grant. For example, the restricted stock granted under the SIP in Fiscal 2009, which was granted in lieu of a cash incentive award, vested on May 13, 2009, when the financial results were completed for the fiscal year. As described under ñAnnual Incentive Planò above, the Compensation Committee chose to pay out the Fiscal 2009 annual incentives in the form of restricted stock rather than cash, in order to both conserve cash and create a retention element to the award. In addition, the restricted stock granted to our executive officers in May 2009 vests over a two year period.

Non-standard awards include all other awards that do not fall under the standard award or annual grant, and include any other award to our executive officers. All non-standard awards, except for our Chief Executive Officer, are typically recommended by management based on input and recommendations from our human resources department (ñHuman Resourcesò). The Compensation Committee, at its sole discretion, may also make non-standard equity awards to our Chief Executive Officer. All non-standard awards are presented by management to the Compensation Committee for its review and approval. If

approved by the Compensation Committee, the exercise price of such award is the closing price of our stock on the date of the Compensation Committee's approval. All grants are priced without regard to the current share price or to factors that may affect the future share price.

Our annual grant awards generally occur once a year, although no annual awards were made in Fiscal 2009 due to the strategic review process that has been in place and the activities that were ongoing with parties interested in the purchase of certain of the Company's businesses. However, and as discussed elsewhere in this Proxy Statement, the Company made its long-term equity incentive awards in respect of Fiscal 2009 in May 2009 in the form of restricted stock, based upon the Company's guidelines for annual grants generally and Compensia's prior analysis regarding executive compensation. Human Resources works with the Compensation Committee and executive management to estimate the number of shares and the award types. Upon completion of this process, the awards list is reviewed by executive management and the Chief Executive Officer. Human Resources presents the final list of eligible awards and the number of shares to the Compensation Committee for approval. Our executive officers, including our Chief Executive Officer, do not have any role in selecting the timing of the awards or the price. The price of options granted under our annual awards is the closing price on the date of the Compensation Committee's approval. All grants are priced without regard to the current share price or to factors that may affect the future share price.

As long-term compensation, under our 2004 Plan, we currently award restricted stock or stock options to our employees at the time of hire, including executive officers. For all approval requests from our Chief Executive Officer to the Compensation Committee, the Compensation Committee approves the grants in its meetings, and the Chief Executive Officer does not have discretion to determine grant dates or grant price.

Factors used to determine stock-based compensation include market practice, projected business needs, the projected impact of stockholder dilution, and the compensation expense we will incur under the equity compensation accounting rules. As mentioned above, in lieu of a cash bonus, a restricted stock award was made in November 2008 pursuant to the SIP in respect of the Company's achievement. The Compensation Committee approved the SIP, the related restricted stock awards, targets and method for converting cash awards into these restricted stock awards in June 2008. Generally, awards are made based on the Compensation Committee's review of corporate performance.

Effective April 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R) using the modified prospective application transition method. Under the fair value recognition provisions of SFAS 123(R), we recognize stock-based compensation costs for those shares expected to vest over the requisite service period of the awards.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

We have no program, plan or practice to coordinate equity grants with the release of material information. The Compensation Committee does not accelerate equity grants in response to material information, nor do we delay the release of information due to plans for making equity grants.

Chief Executive Officer Compensation

The Compensation Committee considered the same factors outlined above in evaluating the base salary and other elements of compensation of Darin G. Billerbeck, our Chief Executive Officer. The

Compensation Committeeôs evaluation of Mr. Billerbeckôs base salary was subjective, with no particular weight assigned to any one factor, although the Compensation Committee did review an assessment of competitive compensation supplied by the independent compensation consultant, Compensia. Mr. Billerbeck was hired as President and Chief Executive Officer on January 29, 2007 and was appointed to the Board of Directors on February 15, 2007. Mr. Billerbeckôs annual base salary, effective January 2009, was reduced by 10% to $315,000. In Fiscal 2009 he earned 49,154 shares of common stock under the SIP. Also in Fiscal 2009, Mr. Billerbeck received the final portion of his approved relocation expense reimbursements, this final portion being in the amount of $70,000 (less applicable taxes and other required withholdings).

In May 2009, Mr. Billerbeck was awarded 50,000 shares of restricted stock in lieu of a Fiscal 2009 annual grant, and in June 2009 he was awarded a discretionary cash award in the amount of $50,000, to recognize his recent contributions to the Company; and a perquisite award in the amount of $10,000. The June 2009 awards for a total of $60,000 will reduce the total amount that may be payable to Mr. Billerbeck under his previously established change in control agreement and in connection with the Key Employee Protection Plan.. In addition, Mr. Billerbeck is eligible to participate in the Fiscal 2010 ECIP with a targeted bonus of 80% of his base salary, and he is eligible to earn back his 10% annual salary reduction of $35,000 on a prorated basis under the 2010 QIP if certain quarterly cash generation targets are achieved.

Other Compensation Matters

Change in Control Arrangements

In 2007, we entered into change in control arrangements with certain of our named executive officers to prevent the distractions for our Company leadership which could occur in connection with rumored or actual corporate changes, and to promote retention of our key personnel despite the uncertainties of a potential or pending transaction. The Compensation Committee determined which events would constitute a ñchange in controlò based on current practice within our peer group. Our stock option award agreements also provide for acceleration of vesting upon a change in control.

On July 23, 2008, the Board of Directors approved a Severance Pay Plan and a Key Employee Protection Plan, (the ñPlansò) that, together, cover all full-time employees of the Company based in the United States, including the Companyôs President and Chief Executive Officer, Chief Financial Offer and former Chief Technology Officer. On July 24, 2008, the Company announced that it was exploring a broad range of strategic alternatives to enhance stockholder value. The Company retained Oppenheimer & Co. Inc. as its financial advisor to assist the Board of Directors with this process which may lead to a change in control of the Company. The Plans are designed, in light of the uncertainty caused by the Companyôs ongoing review of strategic alternatives, to help retain employees, help maintain a stable work environment and provide certain economic benefits to employees in the event their employment is actually or constructively terminated under certain circumstances in connection with a change in control of the Company. Another of our objectives was to design a compensation structure which reduced any disincentive for management to pursue all strategic opportunities which may be in our stockholders best interests. The material terms of the Plans are described under ñEmployment Contracts, Termination of Employment and Change-in-Control Arrangementsò (found below in this Proxy Statement). The Companyôs compensation consultant, Compensia, advised the Compensation Committee of the Company with respect to the terms of the Plans.

Other than as described under ñEmployment Contracts, Termination of Employment and Change-in-Control Arrangementsò we do not have any other severance pay arrangements with any of our executive officers that would be triggered in the event of the termination of his or her employment for reasons of termination without cause, mutual agreement, or termination under a change in control or otherwise.

Stock Ownership Guidelines

We currently do not have stock ownership guidelines.

Perquisites

The philosophy of the Company is to provide no material perquisites to executive officers. Executive officers do not receive car, airplane, country club or financial planning benefits. Executive officers are eligible to participate in the Employee Stock Purchase Plan and receive similar health, dental, and insurance benefits available to other employees of the Company.

In connection with our recruitment of Mr. Billerbeck to serve as Chief Executive Officer of the Company and pursuant to our Domestic Relocation Policy and Procedure, in Fiscal 2009 we provided him with the final portion of his approved relocation expense reimbursements, this final portion being in the amount of $70,000 (less applicable taxes and other required withholdings).

Section 162(m) Treatment Regarding Performance-Based Equity Awards

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally provides that publicly held companies may not deduct compensation paid to certain of its top executive officers to the extent such compensation exceeds $1 million per officer in any year. However, pursuant to regulations issued by the Treasury Department, certain limited exceptions to Section 162(m) apply with respect to ñperformance-based compensation.ò Certain awards granted under the 2002 Omnibus Stock Incentive Plan and the 2004 Omnibus Stock Incentive Plan are intended to constitute qualified performance-based compensation eligible for such exceptions, and we will continue to monitor the applicability of Section 162(m) to our ongoing compensation arrangements. We do not expect that amounts of compensation paid to our executive officers will fail to be deductible on account of Section 162(m). We currently intend to continue to structure the performance-based portion of the compensation of our executive officers in a manner that complies with Section 162(m). Our Compensation Committee intends to preserve the deductibility of compensation payable to our executives, although deductibility will be only one among a number of factors considered in determining appropriate levels or modes of compensation.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

We have reviewed and discussed the foregoing Compensation Discussion and Analysis (which is incorporated by reference in this report) with management. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in the Companyôs Annual Report on Form 10-K for Fiscal 2009.

A copy of the Compensation Committee charter is available on our website at www.zilog.com.

Compensation Committee

Richard L. Sanquini
Eric Singer
Robin A. Abrams

DIRECTOR COMPENSATION

The table below summarizes compensation received by our non-employee members of the Board of Directors during Fiscal 2009.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robin A. Abrams	95,000	-	20,828	-	-	-	115,828
Darin G. Billerbeck[3]	-	-	-	-	-	-	-
David G. Elkins	100,500		20,834	-	-	-	121,334
Federico Faggin	32,000	60,970	27,789	-	-	-	120,759
Richard L. Sanquini	46,500	53,977	19,665	-	-	-	120,142
Eric Singer	50,168	-	25,883	-	-	-	76,051

(1) For Fiscal 2009, each of Messrs. Faggin and Sanquini were each awarded 22,756 and 20,146 shares of fully vested common stock in lieu of $61,000 and $54,000 of cash compensation, respectively. Mr. Faggin was awarded $15,199 on June 27, 2008, $15,204 on September 27, 2008, $15,448 on December 29, 2008 and $15,119 on April 1, 2009. Mr. Sanquini was awarded $13,456 on June 27, 2008, $13,458 on September 27, 2008, $13,677 on December 29, 2008 and $13,386 on April 1, 2009. The dollar value shown above represents the dollar amount recognized for financial statement reporting purposes for Fiscal 2009 for the fair value of common stock awards granted in Fiscal 2009.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to Fiscal 2009 for the fair value of options granted in Fiscal 2009, and prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the grants reflected in this column, refer to Note 6 to the ZiLOG, Inc. Financial Statements in the Companyôs Form 10-K for the year ended March 31, 2009. These amounts reflect the Companyôs accounting expense for these awards and do not correspond to the actual value that will be recognized by the directors.

(3) Mr. Billerbeck, President and Chief Executive Officer, does not receive any additional compensation for serving on the Board of Directors.

The aggregate number of option awards outstanding as of March 31, 2009, for Ms. Abrams was 55,931, for Mr. Elkins was 40,931, for Mr. Faggin was 59,560, for Mr. Sanquini was 53,792 and for Mr. Singer was 28,889.

In Fiscal 2010 each of our non-employee directors will receive, as compensation for his or her service as a director:

Å An annual retainer of $45,000 per year, payable in equal quarterly installments;
Å A supplemental annual retainer of $10,000 for the non-executive Chairman of the Board of Directors payable in equal quarterly installments;
Å An annual Audit Committee retainer of $10,000 for the committee chair and $6,000 for each other committee member, each payable in equal quarterly installments;
Å An annual Compensation Committee retainer of $5,000 for the committee chair and $3,000 for each other committee member, each payable in equal quarterly installments;
Å A $1,500 fee for each irregular or special board meeting in any year exceeding four, a $1,000 fee

for each irregular or special committee meeting in any year exceeding four, and no fees for regularly scheduled meetings of the board or for regular scheduled committee meetings;

Å If requested by the director, a per diem fee of $1,000 for each day spent working on board or committee matters (other than meetings);

Å For each new director, a one-time initial stock option grant of 25,000 shares at fair market value awarded upon initial appointment or election and vesting over four years with 25% vesting on the one-year anniversary and the remaining 75% of the option shares vesting pro-rata on each of the remaining 36 months following the first anniversary of the initial appointment or election;

Å For the non-executive Chairman of the Board of Directors, quarterly stock option grants of 3,750 shares vesting monthly over twelve months; and

Å For each continuing director, quarterly stock option grants of 2,500 shares vesting monthly over twelve months.

Each of the retainers and fees discussed above are payable in cash or, at the election of the director, in any combination of cash and shares of our common stock based on fair market value at the time of issuance.

Compensation to the non-employee directors for their service as directors is not paid pursuant to consulting contracts. Our employee directors currently do not receive any compensation for their service on our Board of Directors.

EXECUTIVE COMPENSATION

Fiscal Year Ended March 31, 2009

Our Executive Officers

Name	Age	Position
Darin G. Billerbeck	49	President and Chief Executive Officer
Perry J. Grace	52	Executive Vice President and Chief Financial Officer
Norman G. Sheridan	46	Former Executive Vice President of Technology & Operations

Darin G. Billerbeck was appointed President and Chief Executive Officer on January 29, 2007. On February 15, 2007, our Board of Directors elected Darin G. Billerbeck as a member of the Board of Directors. Previously Mr. Billerbeck served at Intel as Vice President of the flash memory group and as General Manager of Intel's flash products group from 1999 to December 2006. From 1998 to 1999, Mr. Billerbeck headed up design for Intel's flash products group, responsible for flash architecture, design tools automation, software integration, tools validation, lab and strategic planning. From 1988 to 1999, Mr. Billerbeck was director of Intel's manufacturing operations responsible for the technologies used in the sort, assembly, test and packaging of flash products. Prior to joining Intel, Mr. Billerbeck worked for Advanced Micro Devices from 1981 to 1988. Mr. Billerbeck received his bachelor's degree in mechanical engineering from the University of California, Davis in 1981.

Perry J. Grace was appointed as our Vice President and Chief Financial Officer in July 2001 and in November 2006 was named as our Executive Vice President Administration. From June 1999 to January 2001, Mr. Grace served as Controller and then Vice President of Finance and Chief Financial Officer for Ramp Networks, an Internet security appliance provider acquired by Nokia in January 2001, for whom he assisted in the post-merger integration through May 2001. Prior to Ramp Networks, Mr. Grace was employed by National Semiconductor from 1987 to 1999, where he held several finance and controller positions, and by Price Waterhouse from 1980 to 1987 in Melbourne, Australia, London, England, and San Jose, California, where he served as an audit manager. Mr. Grace holds a Bachelor of Science degree in Accounting, Business Law and Computer Science from Deakin University in Geelong, Australia, and was admitted to the Institute of Chartered Accountants in Australia in 1983.

Norman G. Sheridan was appointed as our Executive Vice President of Technology and Operations on June 28, 2005, and served as such until February 18, 2009. Dr. Sheridan joined the Company in 2000 as its Vice President of Engineering - ICBU. He became a Senior Vice President of the Company's System Development Group in 2002. Prior to joining the Company, Dr. Sheridan was the Director of the Americas for the consulting division of Mentor Graphics Corporation. From 1996 to 2000, Dr. Sheridan worked in the UK as an FAE and later a division manager for Memec, LTD., a semiconductor distribution company. Prior to that Dr. Sheridan managed product development for DSP processors used in a range of sonar applications at Marconi Underwater Systems Ltd. Dr. Sheridan holds a B.Sc. from Imperial College of Science and Technology, University of London, England. He also holds a Masters degree in Microelectronics awarded by Brunel Universities in England, and a Ph.D degree awarded by Brunel University. Dr. Sheridan terminated his employment with the Company effective February 18, 2009.

Employment Contracts, Termination of Employment and Change-In-Control Arrangements

Named Executive Officers

The Compensation Committee's philosophy is generally not to have employment agreements with senior management.

Change in Control Agreements

On October 10, 2007, the Company entered into separate change in control agreements with each of Mr. Grace and Dr. Sheridan. On December 19, 2007, the Company entered into a change in control agreement with Mr. Billerbeck. The change in control agreement for each of Mr. Grace and Dr. Sheridan is effective as of December 15, 2007, and provides that in the event of Mr. Grace's or Dr. Sheridan's termination without "cause" or for "good reason" (each as defined therein) during a period two months prior to and twelve months following a "Change in Control" (as defined therein), Mr. Grace or Dr. Sheridan, as the case may be, will be entitled to the following payments and benefits (collectively, the "Change in Control Payments"): (i) a lump sum payment equal to 100% of his annual base salary; (ii) immediate vesting of all of his outstanding stock options that would otherwise vest within twelve months at the time of termination; and (iii) COBRA continuation coverage for the shorter of twelve months from the date of termination or the date he becomes eligible for health insurance benefits through a subsequent employer.

The change in control agreement for Mr. Billerbeck is effective December 21, 2007 and provides that, in the event of Mr. Billerbeck's termination without "cause" or for "good reason" (each as defined therein) during a period two months prior to and twelve months following a "Change in Control" (as defined therein), he will be entitled to the following payments and benefits (collectively, the "Change in Control Payments"): (i) a lump sum payment equal to 150% of his annual base salary; (ii) immediate vesting of all of his outstanding stock options that would otherwise vest within twelve months at the time of termination; and (iii) COBRA continuation coverage for the shorter of twelve months from the date of termination or the date he becomes eligible for health insurance benefits through a subsequent employer.

Termination or resignation due to death or "disability" (as defined in the change in control agreements), does not entitle any of the executive officers to the Change in Control Payments.

On June 25, 2009 the Company amended the change in control agreements for Messrs. Billerbeck and Grace to reduce the amounts payable to each by $60,000 and $30,000, respectively, in connection with the discretionary cash awards in the same amount made to Messrs. Billerbeck and Grace on the same date.

In addition to the Change in Control Payments, the Company's restricted stock awards for each of Messrs. Grace and Billerbeck and Dr. Sheridan, respectively, as the case may be, that are outstanding at the time of the Change in Control and not free from restrictions, but which would otherwise become free of restrictions within twelve months from the time of the Change in Control, will immediately become free from restrictions on the occurrence of a Change in Control. Each executive, in exchange for the Change in Control Payments, must execute a valid waiver and release of any and all claims against the Company and its agents.

Severance Plans

On July 23, 2008, the Board of Directors approved the Severance Pay Plan, which covers all full-time employees of the Company based in the United States, including the Company's President and Chief Executive Officer, Chief Financial Offer and Chief Technology Officer. On the same date, the Board of Directors also approved the Key Employee Protection Plan, which covers those employees of the Company who are from time to time designated by the Compensation Committee as participants of the Plan. The Plans are designed to help retain employees, help maintain a stable work environment and provide certain economic benefits to employees in the event their employment is actually or constructively terminated under certain circumstances in connection with a change in control of the Company.

The material terms of the Plans are set forth below:

The Severance Pay Plan provides that if the Company terminates an employee for any reason other than "cause" or "disability" or if the employee quits for "good reason" within twelve months after a "change in control" of the Company (as those terms are defined in the Severance Pay Plan), then the employee will generally be entitled to receive the following severance benefits:

(1) A lump sum cash payment based on the employee's years of service to the Company equal to two weeks of such employee's base salary for each year of service (up to a maximum of 50% of such employee's annual base salary); and

(2) Payment of benefits under all medical and dental insurance plans and programs (excluding life and disability) of the Company under which the employee was covered on his or her termination date or pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") for a period of six months.

The Key Employee Protection Plan provides that if the Company terminates an employee for any reason other than "cause" or "disability" or if the employee quits for "good reason" within twelve months after a "change in control" of the Company (as those terms are defined in the Key Employee Protection Plan) or if, within two months prior to a "change in control" of the Company, the employee is terminated by the Company without "cause" at the request of an acquirer of the Company, then the employee will generally be entitled to receive the following severance benefits:

(1) A lump cash payment equivalent to the key employee's annual base salary plus 50% of his or her target bonus multiplied by an applicable multiplier determined by the Compensation Committee ranging from 0.5 to 2.0; and

(2) Payment of Company-paid benefits under all medical and dental insurance plans and programs (excluding life and disability) of the Company provided that the participant pays the regular employee premium required by such plans and programs under which the employee was covered on his or her termination date or pursuant to COBRA for a period of eighteen months.

No employee is entitled to any gross-up for income tax purposes under the Plans, and benefits payable in connection with a change in control are capped to comply with the provisions of Section 280G of the Internal Revenue Code of 1986, as amended. Payment of the foregoing benefits is conditioned upon the employee's execution of a release of claims in favor of the Company. The amount of any cash benefit payable to any participant under either the of the Plans shall be reduced, dollar for dollar, by the aggregate amount of all separation, severance or termination payments paid or payable to such participant under (i) any benefit plan, including the Severance Pay Plan in the case of participants in the Key Employee Protection Plan, (ii) any agreement between such participant and the Company or (iii) any applicable law, statute, rule, regulation, order or decree (or other pronouncement having the effect of law) of any nation or governmental authority, including the Worker Adjustment and Retraining Notification Act.

The Compensation Committee has determined that the applicable multiplier for each of Messrs. Billerbeck and Grace is 2 and 1, respectively.

Equity Incentive Plans

Under our 2002 Omnibus Stock Incentive Plan ("2002 Plan"), shares of the Company's common stock may be granted by the Compensation Committee and are permitted to be: (1) incentive stock options ("ISOs") or non-qualified stock options ("NSOs"); (2) EBITDA-linked options and/or non-EBITDA linked options; or (3) restricted stock.

The exercise price per share payable upon the exercise of an option will be established by the Compensation Committee, in its sole discretion, at the time of grant and is generally not less than 85% of the fair market value on the date of the grant for NSOs, in the case of ISOs, generally is not less than 100% of the fair market value on the date of grant but shall not, (i) in the case of ISOs, be less than 100% of the fair market value on such date; (ii) in the case of NSOs (to the extent required under California "blue sky" laws), be less than 85% of the fair market value on such date; and (iii) for any option grants to an individual

possessing more than 10% of the outstanding securities of the Company, be less than 110% of the fair market value on the date of grant. All previously issued EBITDA linked options were fully vested at March 31, 2009.

Under our 2004 Omnibus Stock Incentive Plan (ñ2004 Planò), the Compensation Committee may grant ISOs, NSOs or restricted shares to certain employees, officers, directors, advisors and consultants of the Company who may purchase shares of the Companyôs common stock, par value $0.01 per share. In general, the options and shares granted pursuant to the 2004 Plan are exercisable at such time or times, and subject to such terms and conditions (including the vesting schedule, period of exercisability and expiration date) as the Compensation Committee determines, in the applicable award agreement. The exercise price per share, payable upon the exercise of an option, is established by the Compensation Committee at the time of the grant and is not less than the par value per share of common stock on the date of the grant, and in the case of an ISO, generally is not less than 100% of the fair market value per share on the date of grant.

We have issued restricted stock awards under the 2002 and 2004 Plans with 1, 2 and 3 year cliff vesting schedules. Stock options under both plans generally vest 25% on the first anniversary of the grant date and an additional 1/48th on each of the succeeding 36 monthly anniversaries of such grant date.

Board of Director Actions After Fiscal Year 2009

On June 25, 2009, the Compensation Committee made certain awards related to the compensation of Darin Billerbeck, the Companyôs President and Chief Executive Officer, and Perry Grace, the Companyôs Chief Financial Officer.

The Compensation Committee approved discretionary cash awards to Messrs. Billerbeck and Grace to recognize their recent contributions to the Company including: (i) the completion of the sale of two of the Companyôs business units that generated approximately $31 million in cash to the Company; (ii) a restructuring of the Company during a period of significant economic turmoil; and (iii) a realignment of the strategy of the Company to promote its future success.

The cash awards were $50,000 to Mr. Billerbeck and $25,000 to Mr. Grace. Additionally, Mr. Billerbeck and Mr. Grace received perquisite awards of $10,000 and $5,000, respectively, for Fiscal 2010. The combined amount of the awards will reduce the total amounts that may be payable to Messrs. Billerbeck and Grace under the change in control agreements with these executive officers and in connection with the Key Employee Protection Plan.

Executive Summary Compensation Table

The following Executive Summary Compensation Table sets forth the compensation earned by our Chief Executive Officer, Chief Financial Officer and remaining executive officer who were serving as executive officers as of March 31, 2009 and who earned salary and bonus in excess of $100,000 in Fiscal 2009 (collectively, the ñNamed Executive Officersò). The total compensation is listed below for the twelve months ended March 31, 2009:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Darin G. Billerbeck	2009	337,662	50,000(3)	144,740	230,866	70,000(4)	833,268
	2008	350,004	60	-	210,686	-	560,750
President and Chief Executive Officer	2007	53,847	60,000		30,662	52,501	200,009
Perry J. Grace	2009	241,189	25,000(3)	109,424	44,076	-	419,689
Executive Vice	2008	250,008	380	51,895	117,658	-	419,940
President, Chief Financial	2007	250,008	360	51,753	95,300	33,526	430,947

Officer & Secretary							
Norman G. Sheridan Former Executive Vice President, Technology & Operations	2009 2008 2007	293,404(5) 305,774 277,008	- 2,103 360	31,883 51,895 51,753	30,808 46,891 34,079	71,770(6) 3,100 42,907	427,865 409,762 406,107

(1) This column represents the dollar amount recognized for financial statement reporting purposes with respect to Fiscal 2009 for the fair value of restricted stock granted to the executives. This includes the grants made pursuant to the 2009 SIP for the Named Executive Officers, as well as restricted stock granted in November 2005 for Mr. Grace and Dr. Sheridan. The compensation expense associated with these grants was calculated using the Companyôs closing stock price at the date of grant and was amortized over their respective vesting periods in accordance with SFAS 123R. These amounts reflect the Companyôs compensation expense for financial purposes for these awards, and do not necessarily correspond to the actual value that may be recognized by the respective executive officers.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to Fiscal 2009 for the fair value of stock options granted by the Company in Fiscal 2009, as well as prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the grants reflected in this column, refer to the Companyôs financial statements included in Form 10-K for the year ended March 31, 2009 filed with the Securities and Exchange Commission. These amounts reflect the Companyôs compensation expense for financial purposes for these awards, and do not necessarily correspond to the actual value that may be recognized by the respective executive officers.

(3) This amount represents the discretionary cash award approved by the Compensation Committee in June 2009 to recognize the named executive officerôs recent contributions to the Company during Fiscal 2009, including: (i) the completion of the sale of two of the Companyôs business units that generated approximately $31 million in cash to the Company; (ii) a restructuring of the Company during a period of significant economic turmoil; and (iii) a realignment of the strategy of the Company to promote its future success.

(4) This amount represents $70,000 paid to Mr. Billerbeck in Fiscal 2009 as the final portion of his approved relocation expense reimbursements.

(5) This amount includes $35,436 of unused vacation paid at the time of Dr. Sheridanôs termination of employment.

(6) This amount includes $2,338 of matching 401k contributions paid to Dr. Sheridan and a cash payment in the amount of $69,432 in respect of the cancellation of his SIP award. In connection with Dr. Sheridanôs termination of employment, the Company cancelled his SIP award, which was already earned for the first half of Fiscal 2009, and gave him this cash payment of equivalent value, using the closing price of the Companyôs common stock on his termination date.

GRANTS OF PLAN-BASED AWARDS

Fiscal Year Ended March 31, 2009

The following table shows all awards granted to the Named Executive Officers during Fiscal 2009. The restricted stock and stock option awards and the unvested portion of the stock awards identified in the table below are also reported in the Outstanding Equity Awards table that follows:

Name	Grant Date(2)	Date Awarded by Compensation Committee	Estimated Future Payouts Under Equity Incentive Plan Awards[1]			Grant Date Fair Value of Stock and Option Awards
			Threshold(3) ($)	Target(4) ($)	Max.(5) ($)	($)
Darin G. Billerbeck	4/1/08	6/12/08	70,001	280,003	420,005	156,802
Perry J. Grace	4/1/08	6/12/08	37,501	150,005	225,007	84,003
Norman G. Sheridan	4/1/08	6/12/08	45,866	183,464	275,197	93,075(6)

(1)   No payments were earned under our Employee Cash Incentive Plan ECIP in Fiscal 2008 and therefore no payments were paid in the first quarter of Fiscal 2009.

(2)   The date in this column is the date the performance period for the awards started.

(3)   The amounts in this column represent the threshold amounts that could have been achieved under the SIP, calculated as each executive officer's base salary when the award was granted, multiplied by his respective incentive percentage under the SIP for half of Fiscal 2009 (one plan period), multiplied by 50% (the pre-established threshold).

(4)   The amounts in this column represent the target amounts that could have been achieved under the SIP, calculated as each executive officer's base salary when the award was granted, multiplied by his respective incentive percentage under the SIP for Fiscal 2009, multiplied by 100% (the pre-established target).

(5)   The amounts in this column represent the maximum amounts that could have been achieved under the SIP, calculated as each executive officer's base salary when the award was granted, multiplied by his respective incentive percentage under the SIP for Fiscal 2009, multiplied by 150% (the pre-established maximum).

(6)   In connection with Dr. Sheridan's termination of employment, the Company cancelled his SIP award that is reflected in this column, and gave him a cash payment of equivalent value, using the closing price of the Company's common stock on his termination date. However, since Dr. Sheridan's SIP award was still outstanding as of March 31, 2009, it is reflected on this table.

OUTSTANDING EQUITY AWARDS

Fiscal Year Ended March 31, 2009

Name	Option Awards[1] Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards Number of Shares of Stock that Have Not Vested (#)(3)	Market Value of Shares of Stock that Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Shares of Stock that Have Not Vested (#)	Equity Incentive Plan Awards Market Value of Shares Or Units of Stock that Have Not Vested ($)
Darin G. Billerbeck	26,041	57,292	0	3.16	12/14/17	0	0		
	216,667	183,333	0	4.31	01/29/17	0	0		
						49,154	$115,512		
Perry J. Grace	13,671	30,079	0	3.16	12/14/17	0	0		
	21,667	18,333	0	4.41	1/30/17	0	0		
	50,000	0	0	12.44	4/29/14	0	0		
	45,000	0	0	5.52	5/15/12	0	0		
						26,334	$61,885		
Norman G. Sheridan (2)	12,760	0	0	3.16	12/14/17	0	0		
	12,500	0	0	4.41	1/30/17	0	0		
	15,000	0	0	12.44	4/29/14	0	0		
	4,000	0	0	7.90	07/24/13	0	0		
	8,500	0	0	5.52	5/15/12	0	0		
	15,000	0	0	5.52	5/15/12	0	0		

(1)   Except as otherwise noted, all stock option awards described in this table were made under our 2004 Plan. Except as otherwise noted, options granted under our 2004 Plan typically have a ten-year term, vest over a four-year period of employment, which accelerate in full in the event of a change in control and have an exercise price equal to fair market value on the date of grant.

(2)   Vested options outstanding for Dr. Sheridan as of March 31, 2009, remained exercisable for 90 days following his termination date of February 18, 2009 and have since been cancelled. All of Dr. Sheridan's unvested stock options were cancelled upon his termination of employment.

(3)   Unvested stock awards described in this table were made pursuant to the SIP and fully vested on May 13, 2009.

(4)   The amounts shown represent the product of the number of shares shown in the column immediately to the left and $2.35, the closing price on March 31, 2009 of the Company's common stock as reported on Nasdaq.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL YEAR ENDED MARCH 31, 2009

    The following table provides information regarding the aggregate option exercises and fiscal year-end option values for each of our Named Executive Officers for Fiscal 2009. There are no reported values of unexercisable "in-the-money" options, as all exercisable options had negative spread between the respective exercise prices of outstanding stock options and the fair value of our common stock on March 31, 2009 of $2.35.

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise(#)	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting(#)**	**Value realized on Vesting($)(1)**
Darin G. Billerbeck	-	-	-	-
Perry J. Grace	-	-	60,000	$136,800
Norman G. Sheridan	-	-	60,000	$139,800

(1)   Amounts reflect the market price of the stock on the day the vested shares of restricted stock were released.

Potential Payments Upon Termination or Change in Control

In the discussion that follows, payments and other benefits payable upon early termination and change in control situations are set out as if the conditions for payments had occurred and/or the terminations took place on March 31, 2009. In setting out such payments and benefits, amounts that had already been earned as of the termination date are not shown. Also, benefits that are available to all full-time regular employees when their employment terminates are not shown. The amounts set forth below are estimates of the amounts which would be paid out to the named executive officers upon their termination. The actual amounts to be paid out can only be determined at the time of such named executive officers' separation from the Company.

Potential payments upon termination by the Company other than for cause or disability, or by the executive for good reason in connection with a change in control:

- Darin G. Billerbeck would receive 100% accelerated vesting on the 483,333 stock options, valued at $0, net of the exercise price; 100% accelerated vesting on 49,154 shares of restricted stock valued at $115,512; an amount equal to twice Mr. Billerbeck's highest annual base salary from the prior three years, totaling $700,008, plus an amount equal to 100% of his target bonus, totaling $270,130; and eighteen months of medical and dental benefits (excluding any life or disability),

totaling $17,848. The total amount of the change in control payment shall be reduced by $60,000 due to the awards granted to Mr. Billerbeck on June 25, 2009, as described above under "Board of Director Actions After Fiscal Year 2009."

- Perry J. Grace would receive 100% accelerated vesting on 178,750 stock options valued at $0, net of the exercise price; 100% accelerated vesting on 26,334 shares of restricted stock valued at $61,885; an amount equal to Mr. Graceǿs highest annual base salary from the prior three years, totaling $250,008, plus an amount equal to 50% of his target bonus, totaling $72,357; and eighteen months of medical and dental benefits (excluding any life or disability), totaling $13,041. The total amount of the change in control payment shall be reduced by $30,000 due to the awards granted to Mr. Grace on June 25, 2009, as described above under "Board of Director Actions After Fiscal Year 2009."

Potential payments in connection with a change in control absent termination:

- Darin G. Billerbeck would receive 100% accelerated vesting on 49,154 shares of restricted stock valued at $115,512; and 100% accelerated vesting on 483,333 stock options valued at $0, net of the exercise price.
- Perry J. Grace would receive 100% accelerated vesting on 26,334 shares of restricted stock valued at $61,885; and 100% accelerated vesting on 178,750 stock options valued at $0, net of the exercise price.

In connection with Dr. Sheridanǿs termination of employment, the Company cancelled his SIP award and gave him a cash payment of equivalent value, using the closing price of the Companyǿs common stock on his termination date, in the amount of $69,432.

Limitation of Liability and Indemnification

Our Certificate of Incorporation includes a provision that eliminates the personal liability of our directors for breach of fiduciary duty of a director, except for liability:

Å for any breach of the directorǿs duty of loyalty to us or our stockholders;

Å for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

Å under Section 174 of the Delaware General Corporation Law; or

Å for any transaction from which the director derived an improper personal benefit.

Our Certificate of Incorporation and Bylaws also provide that we will indemnify our directors and officers, including our former directors and officers, to the fullest extent permitted by Delaware law including circumstances in which indemnification is otherwise discretionary. In addition, we maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status. Indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and our controlling stockholders under the foregoing positions, or otherwise. We have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

We have also entered into agreements to indemnify our directors and executive officers to provide contractual indemnification in addition to the indemnification provided for in our Amended and Restated Certificate of Incorporation and Bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Our Bylaws also permit us to secure insurance

on behalf of any officer or director, for any liability arising out of his or her actions. We have obtained liability insurance for our officers and directors and intend to obtain greater coverage.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors is composed of Ms. Abrams and Messrs. Sanquini and Singer, each of whom is an independent director under SEC rules and regulations and the NASDAQ listing requirements. Ms. Abrams and Messrs. Elkins and Sanquini served on the Compensation Committee through Fiscal 2008. Ms. Abrams served as Interim Chief Executive Officer until January 29, 2007, and was re-appointed to the Compensation Committee on February 15, 2007. Mr. Singer was appointed to the Compensation Committee on August 8, 2008. Mr. Elkins resigned from the Compensation Committee on August 8, 2008. During Fiscal 2009, none of our executive officers served as a member of a Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

REPORT OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

The Audit Committee is comprised of three (3) outside directors, all of whom are independent under the NASDAQ listing requirements. In fiscal 2004, the Board of Directors approved and adopted a written charter, which sets forth the Audit Committee's duties and responsibilities and reflects SEC regulations and NASDAQ rules.

The Audit Committee has reviewed and discussed our audited financial statements for Fiscal 2009 with management and with our independent auditors, AMLLP. The Audit Committee has discussed with AMLLP the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit. The Audit Committee has received the written disclosures and the letter from AMLLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with AMLLP their independence. The Audit Committee has considered the compatibility of the provision of non-audit services with maintaining the auditor's independence.

Based on the Audit Committee's review of the audited financial statements and the review and discussions described in the foregoing paragraph, the Audit Committee recommended to the Board of Directors that the audited financial statements for Fiscal 2009 be included in our Annual Report on Form 10-K for Fiscal 2009 for filing with the SEC.

Audit Committee

Richard L. Sanquini
David G. Elkins
Federico Faggin

AUDIT FEES AND PRE-APPROVAL POLICIES

Audit and Other Professional Fees

AMLLP has served as our independent public auditor and principal accountant since September 22, 2005. The following table presents fees for professional services provided by our principal accountant for the fiscal years ending March 31, 2009 and 2008.

	Twelve months ended March 31, 2009	Twelve months ended March 31, 2008
Audit Fees	$ 254,832	$ 281,864
Audit-Related Fees	160,359	126,574
Tax Fees	9,312	15,390
All Other Fees	ð	ð
Total	$ 424,503	$ 423,827

ñAudit Feesò consist of fees billed for professional services rendered for the audit of our annual financial statements, review of financial statements included in our quarterly filings and services that are normally provided in connection with statutory and regulatory filings or engagements. ñAudit-Related Feesò consist of Sarbanes-Oxley compliance and testing requirements.

The reports of our principal accountant on our financial statements for the years ended March 31, 2008 and March 31, 2009 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

Audit Committee Pre-Approval Policies

The Audit Committee has adopted certain policies and procedures regarding permitted audit and non-audit services and the annual pre-approval of such services. Each year, the Audit Committee will ratify the types of audit and non-audit services to which the Company management may wish to avail itself, subject to pre-approval of specific services. Each year, management and the independent auditors will jointly submit a pre-approval request, which will list each known and/or anticipated audit and non-audit service for the upcoming fiscal year and which will include associated budgeted fees. The Audit Committee will review the requests and approve a list of annual pre-approved non-audit services. The Audit Committee will also designate a member to have the authority to pre-approve interim requests for additional non-audit services that were not contained in the annual pre-approval request. Such member shall approve or reject any interim non-audit service requests and report any interim service pre-approvals at the following Audit Committee meeting.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since April 1, 2008, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer or holder of more than 5% of our common stock, or an immediate family member of any of the foregoing, had or will have a direct or indirect interest other than:

- compensation, change in control and indemnification arrangements, which are described above; and
- the transactions described below.

Prior to the adoption of the Sarbanes-Oxley Act of 2002, we made loans to executive officers for an amount equal to the income taxes due on the restricted shares of common stock that we granted to them. Pursuant to a full-recourse promissory note, we loaned $274,175 to Perry J. Grace, our Executive Vice President of Administration and Chief Financial Officer, and $68,544 to Norman G. Sheridan, our former Executive Vice President of Operations and Technology. The largest amount outstanding in fiscal 2008 for Mr. Grace was $290,778 and for Dr. Sheridan was $72,589.74. The loan recipients pledged their shares of restricted stock as collateral for these loans pursuant to a stock pledge agreement. These loans were full recourse loans and bore interest at 5.5% per annum, payable annually by February 28 for the preceding period ending each December 31 during the term of the loans. All principal and accrued interest on these loans became due and payable to us on May 15, 2007. Dr. Sheridan satisfied his loan in full on March 19, 2007. Mr. Grace satisfied his loan in full on September 6, 2007. In the future, loans we make with respect to restricted stock, if any, will be made only to non-executive officer and non-director participants in compliance with the Sarbanes-Oxley Act of 2002.

There were no related party transactions or agreements entered into during the fiscal year 2009.

The Company reviews all relationships and transaction in which the Company and our Directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. The Company's finance staff, with consultation from its outside counsel, is primarily responsible for the development and implementation of processes and controls to obtain information from the Directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the Company or a related person has a direct or indirect material interest in the transaction. On an annual basis, all Directors and executive officers must respond to a questionnaire requiring disclosure about any related person transactions, arrangements or relationships (including indebtedness). As required under SEC rules, any transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in the Company's applicable SEC filings.

In addition, certain aspects of such types of transactions are the subject of the Company's Code of Ethics for Chief Executive Officer and Senior Financial Officers (the "Policy"). The Policy applies to the Company's Chief Executive Officer, Chief Financial Officer and Controller and is available in the "Investors" section of the Company's website at www.investor.zilog.com by clicking on the "Corporate Governance" link. Pursuant to the Policy such employees must disclose all actual or apparent conflicts of interests to, and must obtain prior written approval for any apparent conflicts of interest from, the chair of the Company's Audit Committee. Pursuant to the Policy, the Company shall disclose any amendment or waiver of the Policy.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

No person is authorized to give any information or to make any representation not contained in this Proxy Statement, and, if given or made, such information or representation should not be relied upon as

having been authorized. This Proxy Statement does not constitute the solicitation of a proxy, in any jurisdiction, from any person to whom it is unlawful to make such proxy solicitation in such jurisdiction. The delivery of this Proxy Statement shall not, under any circumstances, imply that there has not been any change in the information set forth herein since the date of the Proxy Statement.

ADDITIONAL INFORMATION

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to multiple stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process of õhouseholdingö potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers household proxy materials, delivering a single proxy statement multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to ZiLOG, Inc. c/o Investor Relations, 6800 Santa Teresa Boulevard, San Jose, California 95119 or by calling Investor Relations at (408) 513-1500.

By Order of the Board of Directors

/s/ Perry J. Grace

Perry J. Grace

Secretary

July 29, 2009

A copy of our Annual Report to the SEC on Form 10-K for the fiscal year ended March 31, 2009 has been included within the package of materials sent to you as well as a copy of our 2009 Annual Report to Stockholders.

DETACH HERE

PROXY

ZILOG, INC.

**SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON SEPTEMBER 22, 2009 AT THE CORPORATE OFFICES
OF ZILOG, INC.
6800 SANTA TERESA BOULEVARD
SAN JOSE, CA 95119**

The undersigned stockholder hereby acknowledges receipt of the Notice of Annual Meeting and Proxy Statement, each dated July 29, 2009, and the 2009 Annual Report to Shareholders and hereby appoints Darin G. Billerbeck and Perry J. Grace and each one of them, with power of substitution and revocation, the attorneys of the undersigned to vote all shares in the name of the undersigned on all matters set forth in the proxy statement and such other matters as may properly come before the Annual Meeting and all adjournments thereof, and to vote all shares of common stock that the undersigned would be entitled to vote if then and there personally present on the matters set forth herein.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE STOCKHOLDER. IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED FOR ALL NOMINEES LISTED IN PROPOSAL 1, FOR PROPOSAL 2 AND AS SAID PROXIES DEEM ADVISABLE ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING AND ALL ADJOURNMENTS THEREOF.

The Board of Directors recommends a vote FOR Proposal 1, and FOR Proposal 2.

PLEASE MARK, DATE, SIGN AND RETURN THE PROXY CARD PROMPTLY, USING THE ENCLOSED ENVELOPE.

SEE REVERSE SIDE	**CONTINUED AND TO BE SIGNED ON REVERSE SIDE**	**SEE REVERSE SIDE**

[2074 ï ZILOG, INC.] [FILE NAME: _____________] [VERSION ï (__)] [________] [________]

DETACH HERE IF YOU ARE RETURNING YOUR PROXY CARD BY MAIL

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.



☒

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED ñFORò THE NOMINEES LISTED IN PROPOSAL 1, AND ñFORò PROPOSAL 2.

A. **Proposals – The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.**

1. Election of Directors to serve until the 2012 annual meeting:

	For	Withhold
(01) Robin A. Abrams	☐	☐
(02) Richard L. Sanquini	☐	☐

	For	Against	Abstain
2. Ratification of the selection of Armanino McKenna LLP as our independent auditors.	☐	☐	☐

B. **Non-Voting Items**

Change of Address – Please print new address below.

C. **Authorized Signatures – This section must be completed for your vote to be counted. – Date and Sign Below**

Please sign exactly as your name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give the full title as such. If a corporation, please sign in full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person.

Date (mm/dd/yyyy) ï Please print date below	Signature 1 ï Please keep signature within the box	Signature 2 ï Please keep signature within the box
/ /		